
10016382



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Stock Code: 69

INTERIM REPORT 2010

CORPORATE INFORMATION

As at 25 August 2010

Board of Directors

Executive Directors
Mr KUOK Khoon Ean
(Chairman and Chief Executive Officer)
Mr LUI Man Shing (Deputy Chairman)
Mr Madhu Rama Chandra RAO
Mr Gregory Allan DOGAN

Non-Executive Directors
Mr HO Kian Guan
Mr KUOK Khoon Loong, Edward
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON *
Mr Timothy David DATTELS*
Mr WONG Kai Man, BBS, JP*
Mr Michael Wing-Nin CHIU*
Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Ean (Chairman)
Mr Alexander Reid HAMILTON
Mr WONG Kai Man, BBS, JP

Audit Committee

Mr Alexander Reid HAMILTON (Chairman)
Mr KUOK Khoon Loong, Edward
Mr WONG Kai Man, BBS, JP

Company Secretary

Ms TEO Ching Leun

Auditor

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Registered Address

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Principal Share Registrar

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

Branch Share Registrar in Hong Kong

Tricor Abacus Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Stock Code

The Stock Exchange of Hong Kong Limited
00069

Company's Website

www.shangri-la.com

Financial Information

www.ir.shangri-la.com

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associates for the six months ended 30 June 2010. These results have been reviewed by the Company's auditor, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Board. The review report of the auditor is set out on page 3.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2010 increased to US$74.8 million (US2.599 cents per share) from US$67.3 million (US2.340 cents per share) in the same period last year.

The Board has declared an interim dividend of **HK10 cents** per share for 2010 (2009: HK6 cents per share) payable on Friday, 8 October 2010, to shareholders whose names appear on the Registers of Members of the Company on Wednesday, 29 September 2010.

GROUP FINANCIAL HIGHLIGHTS

Consolidated Results

		Six months ended 30 June	
		2010	2009
		Unaudited	Unaudited
Sales	*US$'000*	**722,851**	533,614
Profit attributable to the equity holders of the Company	*US$'000*	**74,752**	67,264
Earnings per share	*US cents*	**2.599**	2.340
	equivalent to *HK cents*	**20.142**	18.135
Dividend per share	*HK cents*	**10**	6
Annualized Return on Equity [Profit attributable to equity holders of the Company for the six months / Average equity attributable to equity holders of the Company x 2]		**3.5%**	3.4%
EBITDA (earnings before net finance costs, tax, depreciation, amortization and non-operating items)	*US$ million*	**218.8**	124.7
EBITDA Margin [EBITDA/Sales]		**30.3%**	23.4%

Consolidated Statement of Financial Position

		As at	
		30 June 2010	31 December 2009
		Unaudited	Audited
Total equity	*US$'000*	**4,597,506**	4,545,297
Net assets attributable to the Company's equity holders	*US$'000*	**4,270,450**	4,229,505
Net borrowings (total of bank loans and overdrafts less cash and bank balances)	*US$'000*	**1,906,398**	1,844,412
Net assets per share attributable to the Company's equity holders	*US$*	**1.48**	1.47
Net assets (total equity) per share	*US$*	**1.59**	1.57
Net borrowings to total equity ratio		**41.5%**	40.6%



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central
Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 4 to 29, which comprises the condensed consolidated interim statement of financial position of Shangri-La Asia Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2010 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The Directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 25 August 2010

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(All amounts in US dollar thousands)

	Note	As at 30 June 2010 Unaudited	31 December 2009 Audited (Restated)
ASSETS			
Non-current assets			
Property, plant and equipment	*4*	**4,042,334**	4,055,634
Investment properties	*4*	**689,985**	675,634
Leasehold land and land use rights	*4*	**451,085**	453,926
Intangible assets	*4*	**92,407**	94,450
Interest in associates		**1,637,164**	1,590,397
Deferred income tax assets		**1,341**	1,262
Available-for-sale financial assets	*5*	**4,737**	4,681
Other receivables	*6*	**21,049**	21,802
		6,940,102	6,897,786
Current assets			
Inventories		**35,370**	36,252
Properties for sale		**23,781**	27,921
Accounts receivable, prepayments and deposits	*7*	**127,566**	128,824
Due from associates		**42,143**	34,214
Financial assets held for trading	*8*	**20,724**	24,386
Cash and bank balances		**641,060**	665,317
		890,644	916,914
Total assets		**7,830,746**	7,814,700
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*9*	**1,944,022**	1,943,448
Other reserves	*10*	**1,404,283**	1,412,324
Retained earnings			
– Proposed interim/final dividend	*21*	**37,119**	22,269
– Others		**885,026**	851,464
		4,270,450	4,229,505
Non-controlling interests		**327,056**	315,792
Total equity		**4,597,506**	4,545,297

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(continued)

(All amounts in US dollar thousands)

	Note	As at 30 June 2010 Unaudited	31 December 2009 Audited (Restated)
LIABILITIES			
Non-current liabilities			
Bank loans	*11*	**2,273,237**	2,240,553
Derivative financial instruments	*12*	**49,283**	44,773
Due to non-controlling shareholders	*13*	**33,126**	35,329
Deferred income tax liabilities		**217,151**	216,037
		2,572,797	2,536,692
Current liabilities			
Accounts payable and accruals	*14*	**357,293**	441,787
Due to non-controlling shareholders	*13*	**5,022**	5,178
Current income tax liabilities		**23,563**	14,830
Bank loans and overdrafts	*11*	**274,221**	269,176
Derivative financial instruments	*12*	**344**	1,740
		660,443	732,711
Total liabilities		**3,233,240**	3,269,403
Total equity and liabilities		**7,830,746**	7,814,700
Net current assets		**230,201**	184,203
Total assets less current liabilities		**7,170,303**	7,081,989

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(All amounts in US dollar thousands unless otherwise stated)

	Note	Six months ended 30 June 2010 Unaudited	2009 Unaudited
Sales	*3*	**722,851**	533,614
Cost of sales	*15*	**(301,858)**	(232,672)
Gross profit		**420,993**	300,942
Other (losses)/gains – net	*16*	**(17,049)**	4,527
Marketing costs	*15*	**(27,274)**	(21,514)
Administrative expenses	*15*	**(59,785)**	(49,333)
Other operating expenses	*15*	**(243,139)**	(214,530)
Operating profit		**73,746**	20,092
Finance costs – net	*17*	**(21,326)**	(10,848)
Share of profit of associates	*18*	**61,881**	69,118
Profit before income tax		**114,301**	78,362
Income tax expense	*19*	**(30,444)**	(10,123)
Profit for the period		**83,857**	68,239
Profit attributable to:			
Equity holders of the Company		**74,752**	67,264
Non-controlling interests		**9,105**	975
		83,857	68,239
Earnings per share for profit attributable to the equity holders of the Company during the period *(expressed in US cents per share)*			
– basic	*20*	**2.599**	2.340
– diluted	*20*	**2.597**	2.340
Dividend	*21*	**37,119**	22,258

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(All amounts in US dollar thousands)

	Six months ended 30 June	
	2010	2009
	Unaudited	Unaudited
Profit for the period	**83,857**	68,239
Other comprehensive income:		
Currency translation differences – subsidiaries	**(6,429)**	20,354
Currency translation differences – associates	**7,301**	2,550
Other comprehensive income for the period	**872**	22,904
Total comprehensive income for the period	**84,729**	91,143
Total comprehensive income attributable to:		
Equity holders of the Company	**66,765**	89,223
Non-controlling interests	**17,964**	1,920
	84,729	91,143

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

		Unaudited					
		Attributable to equity holders of the Company					
	Note	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2009		1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388
Currency translation differences		–	21,959	–	21,959	945	22,904
Net income recognized directly in equity		–	21,959	–	21,959	945	22,904
Profit for the period		–	–	67,264	67,264	975	68,239
Total comprehensive income for the six months ended 30 June 2009		–	21,959	67,264	89,223	1,920	91,143
Exercise of share options – allotment of shares	9	615	–	–	615	–	615
Exercise of share options – transfer from option reserve to share premium	9	117	(117)	–	–	–	–
Payment of 2008 final dividend		–	–	(37,093)	(37,093)	–	(37,093)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in a subsidiary		–	497	174	671	–	671
Dividend paid and payable to non-controlling shareholders		–	–	–	–	(3,206)	(3,206)
Equity acquired by non-controlling shareholders		–	–	–	–	5,382	5,382
Equity injected by a non-controlling shareholder		–	–	–	–	6,710	6,710
Net change in equity loans due to non-controlling shareholders		–	–	–	–	(323)	(323)
		732	380	(36,919)	(35,807)	8,563	(27,244)
Balance at 30 June 2009		1,941,729	1,357,260	707,758	4,006,747	308,540	4,315,287

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(continued)

(All amounts in US dollar thousands)

		Unaudited					
		Attributable to equity holders of the Company					
	Note	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2010		1,943,448	1,412,324	873,733	4,229,505	315,792	4,545,297
Currency translation differences		–	(7,987)	–	(7,987)	8,859	872
Net (expenses)/income recognized directly in equity		–	(7,987)	–	(7,987)	8,859	872
Profit for the period		–	–	74,752	74,752	9,105	83,857
Total comprehensive (expenses)/income for the six months ended 30 June 2010		–	(7,987)	74,752	66,765	17,964	84,729
Exercise of share options – allotment of shares	9	520	–	–	520	–	520
Exercise of share options – transfer from option reserve to share premium	9	54	(54)	–	–	–	–
Payment of 2009 final dividend		–	–	(22,269)	(22,269)	–	(22,269)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in subsidiaries		–	–	(4,071)	(4,071)	–	(4,071)
Dividend paid and payable to non-controlling shareholders		–	–	–	–	(4,997)	(4,997)
Equity acquired from a non-controlling shareholder		–	–	–	–	(2,562)	(2,562)
Equity injected by a non-controlling shareholder		–	–	–	–	665	665
Net change in equity loans due to non-controlling shareholders		–	–	–	–	194	194
		574	(54)	(26,340)	(25,820)	(6,700)	(32,520)
Balance at 30 June 2010		**1,944,022**	**1,404,283**	**922,145**	**4,270,450**	**327,056**	**4,597,506**

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

(All amounts in US dollar thousands)

	Unaudited Six months ended 30 June	
	2010	2009
Cash flows from operating activities	**77,738**	35,131
Cash flows from investing activities		
– purchases of property, plant and equipment, investment properties and land use rights	**(137,413)**	(257,466)
– proceeds on disposal of property, plant and equipment	**554**	485
– acquisition of additional interests in subsidiaries/associates	**(6,999)**	(20,752)
– (increase)/decrease in short-term bank deposits with more than 3 months maturity	**(16,066)**	37,368
– other investing cash flow – net	**16,408**	(21,293)
Net cash used in investing activities	**(143,516)**	(261,658)
Cash flows from financing activities		
– dividend paid	**(27,405)**	(38,574)
– net increase in borrowings	**52,333**	285,507
– other finance cash flows – net	**(1,321)**	7,002
Net cash generated from financing activities	**23,607**	253,935
Net (decrease)/increase in cash and cash equivalents	**(42,171)**	27,408
Cash and cash equivalents at 1 January	**659,641**	406,356
Exchange gains on cash and cash equivalents	**1,852**	158
Cash and cash equivalents at 30 June	**619,322**	433,922
Analysis of balances of cash and cash equivalents		
Cash at bank and in hand	**337,208**	301,356
Short-term bank deposits	**303,852**	151,365
Cash and bank balances	**641,060**	452,721
Less: Bank overdrafts	**(67)**	(120)
Short-term bank deposits with more than 3 months maturity	**(21,671)**	(18,679)
Cash and cash equivalents	**619,322**	433,922

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in US dollar thousands unless otherwise stated)

1. General information

The Group owns and operates hotels and associated properties; and provides hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

These condensed consolidated interim financial statements were approved by the Board for issue on 25 August 2010.

2. Basis of preparation and accounting policies

These unaudited condensed consolidated interim financial statements for the six months ended 30 June 2010 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The accounting policies and methods of computation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009 with the addition of certain amendments to standards, new interpretation and the HKICPA's improvements to HKFRS 2009 which are relevant to the Group's operation and are mandatory for the financial year ending 31 December 2010. These amendments to standards and new interpretation had no material impact on the Group's financial statements except the following impact on the presentation:

The amendment to HKAS 17 "Leases" removes the specific guidance which previously required that land element held under a lease should be classified as an operating lease. It provides new guidance which indicates that entities should use judgment to decide whether the lease transfers the significant risks and rewards of ownership of the land in accordance with the criteria set out in HKAS 17. The Group has made a reassessment of the existing land lease arrangements and certain "Leasehold land and land use rights" have been reclassified to "Property, plant and equipment" and the corresponding "Amortization of leasehold land and land use rights" has been reclassified to "Depreciation of property, plant and equipment" retrospectively. Comparative information has been restated to reflect this change in accounting policy. The adoption of amendment to HKAS 17 has the following impact on the consolidated financial statements due to the reclassification as aforesaid:

	As at		
	30 June 2010	31 December 2009	1 January 2009
Increase in property, plant and equipment	**78,481**	79,450	81,388
Decrease in leasehold land and land use rights	**78,481**	79,450	81,388

	For the six months ended	
	30 June 2010	30 June 2009
Increase in depreciation of property, plant and equipment	**969**	969
Decrease in amortization of leasehold land and land use rights	**969**	969

3. Segment information

The Group is managed on a worldwide basis in the following main segments:

Hotel operation (hotel ownership and operation)

- Hong Kong
- Mainland China
- Singapore
- Malaysia
- The Philippines
- Japan
- Thailand
- Other countries (including Fiji, Myanmar, Maldives and Indonesia)

Property rentals (ownership and leasing of office, commercial and serviced apartments)

- Mainland China
- Singapore
- Malaysia
- Other countries (including Thailand and the Republic of Mongolia)

Hotel management (provision of hotel management and related services)

The chief operating decision-maker assesses the performance of the operating segments based on a measure of the share of profits after tax and non-controlling interests. This measurement basis excludes the effects of pre-opening expenses of projects, corporate expenses and other non-operating items such as fair value gains or losses on investment properties, fair value adjustments on monetary items and impairments when the impairment is the results of an isolated non-recurring event.

3. Segment information *(continued)*

Segment income statement

For the six months ended 30 June 2010 and 2009 *(US$ million)*

	2010		2009	
	Sales *(Note 2)*	Profit/(loss) after tax *(Note 1)*	Sales *(Note 2)*	Profit/(loss) after tax *(Note 1)*
Hotel operation				
Hong Kong	99.9	20.8	84.0	15.5
Mainland China	318.5	22.6	218.9	(6.3)
Singapore	62.3	12.6	59.4	12.4
Malaysia	56.7	6.5	44.0	3.3
The Philippines	80.3	(0.1)	64.8	(2.0)
Japan	20.6	(7.4)	8.2	(9.2)
Thailand	19.2	(0.6)	13.6	(1.5)
Other countries	27.2	(2.5)	10.8	0.5
	684.7	51.9	503.7	12.7
Property rentals				
Mainland China	8.9	19.4	7.8	22.5
Singapore	6.5	5.1	6.3	4.3
Malaysia	3.3	0.9	3.1	0.8
Other countries	5.5	2.3	1.1	0.1
	24.2	27.7	18.3	27.7
Hotel management	41.0	12.8	31.5	3.4
Total	749.9	92.4	553.5	43.8
Less: Hotel management – Inter-segment sales	(27.0)		(19.9)	
Total external sales	722.9		533.6	
Corporate finance costs (net)		(3.7)		(2.2)
Land cost amortization and pre-opening expenses for projects		(8.6)		(22.8)
Corporate expenses		(5.0)		(6.1)
Exchange (losses)/gains of corporate investment holding companies		(4.0)		0.2
Profit before non-operating items		71.1		12.9
Non-operating items				
Fair value gains on investment properties		32.7		70.9
Unrealized (losses)/gains on financial assets held for trading		(3.6)		7.7
Fair value (losses)/gains on interest-rate swap contracts		(16.5)		1.7
Fair value adjustments on loans from non-controlling shareholders and security deposit on leased premises		(1.2)		(2.9)
Reversal of provision for deferred tax due to reduction in income tax rate in the Philippines and Fiji		–		11.0
Income tax for shareholding restructuring in Mainland China		–		(5.0)
Provision of impairment losses for projects		–		(29.0)
Discarding of fixed assets due to redevelopment of a resort		(7.7)		–
Profit attributable to equity holders of the Company		74.8		67.3

3. Segment information *(continued)*

Segment income statement *(continued)*

For the six months ended 30 June 2010 and 2009 ***(US$ million)***

Notes:

1. Profit/(loss) after tax includes net of tax results from both associates and subsidiaries after share of non-controlling interests.

2. Sales exclude sales of associates.

4. Capital Expenditure

	Property, plant and equipment *(Restated)*	Investment properties	Leasehold land and land use rights *(Restated)*	Intangible assets
Opening net book amount as at 1 January 2010	4,055,634	675,634	453,926	94,450
Additions	130,923	8,334	–	–
Exchange differences	(21,817)	6,059	2,780	(1,487)
Disposals	(10,473)	(42)	–	–
Depreciation/amortization charge *(Note 15)*	(111,933)	–	(5,621)	(556)
Closing net book amount as at 30 June 2010	**4,042,334**	**689,985**	**451,085**	**92,407**
Opening net book amount as at 1 January 2009	3,870,712	524,309	439,406	95,452
Additions	265,141	26	57	–
Transfer	(58,688)	64,718	(6,030)	–
Exchange differences	6,678	8,928	629	16
Disposals	(6,433)	(4,618)	(5,119)	–
Depreciation/amortization charge *(Note 15)*	(96,923)	–	(5,238)	(612)
Closing net book amount as at 30 June 2009	3,980,487	593,363	423,705	94,856

5. Available-for-sale financial assets

	As at 30 June 2010	As at 31 December 2009
Equity securities:		
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange differences	**287**	235
	2,203	2,151
Club debentures, at fair value	**2,534**	2,530
	4,737	4,681

6. Other receivables

	As at	
	30 June 2010	31 December 2009
Loans to a managed hotel	**5,021**	5,181
Less: current portion included in accounts receivable, prepayments and deposits	**(1,321)**	–
	3,700	5,181
Security deposit on leased premises	**17,349**	16,621
	21,049	21,802

Loans to a managed hotel with principal balance of A$6,000,000 (equivalent to US$5,362,000) (31 December 2009: A$6,000,000 (equivalent to US$5,634,000)) were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent to US$1,787,000) (31 December 2009: A$2,000,000 (equivalent to US$1,878,000)) which is interest bearing at LIBOR plus 1% per annum. The effective interest rate applied to calculate the fair value upon initial recognition of the interest-free portion is 5.74% per annum.

An interest-free security deposit amounting to JPY1,751,000,000 (equivalent to US$19,752,000) (31 December 2009: JPY1,751,000,000 (equivalent to US$18,979,000)) was paid to the lessor of the leased premises and will only be recoverable after expiry of the lease. The effective interest rate applied to calculate the fair value upon initial recognition of the deposit is 0.556% per annum.

The fair values of these other receivables are not materially different from their carrying values. The maximum exposure to credit risk at the reporting date is the fair value of other receivables mentioned above.

7. Accounts receivable, prepayments and deposits

	As at	
	30 June 2010	31 December 2009
Trade receivables – net	**56,868**	56,415
Prepayments and deposits	**30,293**	29,255
Other receivables	**40,405**	43,154
	127,566	128,824

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above.

7. Accounts receivable, prepayments and deposits *(continued)*

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision of impairment is as follows:

	As at	
	30 June 2010	31 December 2009
0 – 3 months	**53,927**	53,111
4 – 6 months	**1,518**	2,020
Over 6 months	**1,423**	1,284
	56,868	56,415

8. Financial assets held for trading

	As at	
	30 June 2010	31 December 2009
Equity securities, at market value		
Shares listed in Hong Kong	**19,554**	22,851
Shares listed outside Hong Kong	**1,170**	1,535
	20,724	24,386

9. Share capital

		Amount		
Authorized – Ordinary shares of HK$1 each	No. of shares *('000)*	Ordinary shares	Share premium	Total
At 31 December 2009 and 30 June 2010	5,000,000	646,496	–	646,496
Issued and fully paid – Ordinary shares of HK$1 each				
At 1 January 2009	2,885,363	372,561	1,568,436	1,940,997
Exercise of share options				
– allotment of shares	474	61	554	615
– transfer from option reserve	–	–	117	117
At 30 June 2009	2,885,837	372,622	1,569,107	1,941,729
Exercise of share options				
– allotment of shares	1,142	148	1,334	1,482
– transfer from option reserve	–	–	237	237
At 31 December 2009 and 1 January 2010	2,886,979	372,770	1,570,678	1,943,448
Exercise of share options				
– allotment of shares	413	53	467	520
– transfer from option reserve	–	–	54	54
At 30 June 2010	**2,887,392**	**372,823**	**1,571,199**	**1,944,022**

9. Share capital *(continued)*

Certain share options at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised and the following new shares were issued:

	Number of option shares issued						
	At HK$8.26 per option share	**At HK$8.82 per option share**	**At HK$8.18 per option share**	**At HK$6.81 per option share**	**At HK$11.60 per option share**	**At HK$14.60 per option share**	**Total consideration** *US$'000*
In year 2010							
January	–	276,195	–	–	–	–	314
April	–	–	–	–	35,000	–	52
May	–	–	–	–	100,000	2,000	154
For the six months ended 30 June 2010	**–**	**276,195**	**–**	**–**	**135,000**	**2,000**	**520**
For the six months ended 30 June 2009	–	53,528	–	120,000	300,000	–	615
For the year ended 31 December 2009	–	416,944	–	320,000	815,000	64,000	2,097

The weighted average closing price of the shares immediately before the dates on which the options were exercised for the six months ended 30 June 2010 was HK$14.34 (six months ended 30 June 2009: HK$12.23).

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme. Details of these two schemes are stated under the section headed "Share Options" of this report.

9. **Share capital** *(continued)*

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2010		For the year ended 31 December 2009	
	Average exercise price in HK$ per option share	Number of option shares	Average exercise price in HK$ per option share	Number of option shares
At 1 January	12.48	13,769,466	12.20	16,005,410
Exercised	9.76	(413,195)	10.05	(1,615,944)
Lapsed	12.12	(643,850)	11.50	(620,000)
At 30 June/31 December	12.59	12,712,421	12.48	13,769,466

Outstanding option shares at the end of the period/year are as follows:

Last exercisable date	Exercise price in HK$ per option share	Number of option shares as at 30 June 2010	31 December 2009
Executive Option Scheme			
14 January 2010	8.82	–	497,545
14 January 2011	8.18	67,921	67,921
		67,921	565,466
New Option Scheme			
31 December 2009	11.60	–	55,000
31 December 2009	14.60	–	277,500
1 September 2010	11.60	–	100,000
1 September 2010	14.60	40,000	40,000
31 December 2010	11.60	50,000	–
31 December 2010	14.60	120,000	100,000
28 May 2012	6.81	540,000	540,000
27 April 2015	11.60	6,927,000	7,062,000
15 June 2016	14.60	4,967,500	5,029,500
		12,644,500	13,204,000

No option was granted during the six months ended 30 June 2010 and 2009.

Options on 50,000 shares and 120,000 shares with exercise price of HK$6.81 and HK$11.60 per share respectively have been exercised subsequent to 30 June 2010 and up to the approval date of the financial statements. Options on 15,000 shares with exercise price of HK$14.60 per share have lapsed subsequent to 30 June 2010 and up to the approval date of the financial statements.

10. Other reserves

	Option	Capital redemption	Exchange fluctuation	Capital	Other	Contributed surplus	Total
At 1 January 2009	6,845	10,666	324,811	601,490	1,368	389,741	1,334,921
Currency translation differences	–	–	21,959	–	–	–	21,959
Transfer of exchange reserve upon disposal of partial interest in a subsidiary	–	–	497	–	–	–	497
Exercise of share options – transfer to share premium	(117)	–	–	–	–	–	(117)
At 30 June 2009	6,728	10,666	347,267	601,490	1,368	389,741	1,357,260
Currency translation differences	–	–	55,301	–	–	–	55,301
Exercise of share options – transfer to share premium	(237)	–	–	–	–	–	(237)
At 31 December 2009 and 1 January 2010	6,491	10,666	402,568	601,490	1,368	389,741	1,412,324
Currency translation differences	–	–	(7,987)	–	–	–	(7,987)
Exercise of share options – transfer to share premium	(54)	–	–	–	–	–	(54)
At 30 June 2010	**6,437**	**10,666**	**394,581**	**601,490**	**1,368**	**389,741**	**1,404,283**

11. Bank loans and overdrafts

	As at 30 June 2010	As at 31 December 2009
Overdrafts – unsecured	**67**	71
Bank loans – secured *(Note 23(c))*	**56,141**	107,726
Bank loans – unsecured	**2,491,250**	2,401,932
	2,547,458	2,509,729

11. Bank loans and overdrafts *(continued)*

The maturity of bank loans and overdrafts is as follows:

	As at	
	30 June 2010	31 December 2009
Within 1 year	**274,221**	269,176
Between 1 and 2 years	**1,115,389**	1,270,972
Between 2 and 5 years	**1,108,544**	908,798
Wholly repayable within 5 years	**2,498,154**	2,448,946
Over 5 years	**49,304**	60,783
	2,547,458	2,509,729

The effective interest rates at the date of the statement of financial position are as follows:

	30 June 2010							
	HK$	**RMB**	**MYR**	**US$**	**JPY**	**Pesos**	**Euros**	**Baht**
Bank overdrafts	**–**	**–**	**6.55%**	**–**	**–**	**–**	**–**	**–**
Bank borrowings	**0.97%**	**5.30%**	**3.44%**	**1.03%**	**1.02%**	**4.75%**	**1.15%**	**3.93%**

	31 December 2009							
	HK$	RMB	MYR	US$	JPY	Pesos	Euros	Baht
Bank overdrafts	–	–	6.10%	–	–	–	–	–
Bank borrowings	0.47%	5.32%	3.03%	0.86%	1.09%	4.85%	0.88%	3.93%

The carrying amounts of the bank loans and overdrafts approximate their fair value and are denominated in the following currencies:

	As at	
	30 June 2010	31 December 2009
Hong Kong dollars	**1,108,249**	1,069,545
Renminbi	**446,848**	435,135
Malaysian Ringgit	**45,900**	50,540
United States dollars	**627,960**	677,960
Japanese Yen	**67,682**	65,034
Philippines Pesos	**61,416**	61,301
Euros	**183,262**	144,217
Thai Baht	**6,141**	5,997
	2,547,458	2,509,729

11. Bank loans and overdrafts *(continued)*

The Group has the following undrawn borrowing facilities:

	As at	
	30 June 2010	31 December 2009
Floating rate		
– expiring within one year	**144,703**	141,648
– expiring beyond one year	**466,405**	320,015
Fixed rate		
– expiring within one year	–	4,833
	611,108	466,496

12. Derivative financial instruments

	As at	
	30 June 2010	31 December 2009
Non-current liabilities		
Interest-rate swap contracts – non hedging	**49,283**	44,773
Current liabilities		
Interest-rate swap contracts – non hedging	–	1,740
Forward exchange rate contract – non hedging	**344**	–
	344	1,740

The Group has endeavored to hedge its medium term interest rate risk by entering into fixed HIBOR and LIBOR interest-rate swap contracts in prior years. However, these swap contracts do not qualify for hedge accounting. These derivatives were initially recognized at fair value on the date the contract was entered and are subsequently re-measured at fair value. The recorded fair value could be an asset or liability depending on the prevailing financial market conditions and the anticipated interest rate environment. Changes in fair value together with the net cash payment/receipt (difference between paid fixed HIBOR/LIBOR rates and received floating rates) are recognized immediately in the consolidated income statement within "Other (losses)/gains – net".

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 30 June 2010 were HK$3,460,000,000 and US$100,000,000, respectively (31 December 2009: HK$4,760,000,000 and US$100,000,000, respectively).

At 30 June 2010, the fixed interest rates vary from 4.28% to 4.70% per annum (31 December 2009: 4.28% to 4.70% per annum).

A non-wholly owned subsidiary in Thailand has an outstanding short term forward exchange contract of US$15,085,000 between Thai Baht and United States dollars at forward exchange rate of US$1 to Baht33.34 maturing at end of August 2010.

13. Due to non-controlling shareholders

(a) Due to non-controlling shareholders (non-current portion) are unsecured and with following terms:

	As at	
	30 June 2010	31 December 2009
– LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	**–**	772
– LIBOR plus 1% per annum and wholly repayable on 20 April 2012	**7,380**	7,380
– LIBOR plus 1% per annum and wholly repayable on 2 December 2014	**1,667**	1,667
– Interest-free and not payable within 12 months	**24,079**	25,510
	33,126	35,329

The effective interest rate applied to calculate the fair value upon initial recognition of the interest-free portion of the amounts due to non-controlling shareholders is 4.1% per annum.

(b) Due to non-controlling shareholders (current portion) are unsecured and with the following terms:

	As at	
	30 June 2010	31 December 2009
– Interest-free with no fixed repayment terms	**5,022**	5,178

The fair value of the amounts due to non-controlling shareholders (both current and non-current portion under (a) and (b) above) are not materially different from their carrying values.

14. Accounts payable and accruals

	As at	
	30 June 2010	31 December 2009
Trade payables	**59,289**	65,315
Construction cost payable and accrued expenses	**298,004**	376,472
	357,293	441,787

The ageing analysis of the trade payables is as follows:

	As at	
	30 June 2010	31 December 2009
0 – 3 months	**54,011**	60,077
4 – 6 months	**2,460**	2,450
Over 6 months	**2,818**	2,788
	59,289	65,315

15. Expenses by nature

Expenses included in cost of sales, marketing costs, administrative expenses and other operating expenses are analyzed as follows:

	For the six months ended	
	30 June 2010	30 June 2009 *(Restated)*
Depreciation of property, plant and equipment (net of amount capitalized of US$87,000 (2009: US$211,000)) *(Note 4)*	**111,846**	96,712
Amortization of leasehold land and land use rights *(Note 4)*	**5,621**	5,238
Amortization of trade mark and web site development *(Note 4)*	**556**	612
Employee benefit expenses	**197,804**	164,774
Cost of inventories sold or consumed in operation	**99,143**	74,784
Loss on disposal of property, plant and equipment and partial replacement of investment properties	**670**	850
Discarding of property, plant and equipment due to redevelopment of a resort and renovation of hotels	**9,294**	1,855
Provision for impairment loss on property under development	**–**	3,827

16. Other (losses)/gains – net

	For the six months ended	
	30 June 2010	30 June 2009
Net unrealized (losses)/gains on financial assets held for trading	**(3,662)**	7,641
Fair value (losses)/gains on derivative financial instruments		
– interest-rate swap contracts	**(16,509)**	1,739
– forward exchange contract	**(342)**	–
Provision for income tax arising from shareholding restructure of an associate	**–**	(5,000)
Fair value adjustment on security deposit on leased premises	**–**	(2,364)
Interest income	**2,606**	2,325
Dividend income	**465**	249
Others	**393**	(63)
	(17,049)	4,527

17. Finance costs – net

	For the six months ended	
	30 June 2010	30 June 2009
Interest expense		
– bank loans and overdrafts	**22,103**	17,302
– other loans	**1,367**	768
	23,470	18,070
Less: amount capitalized	**(1,250)**	(7,482)
	22,220	10,588
Net foreign exchange transactions (gains)/losses	**(894)**	260
	21,326	10,848

The effective capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 1.8% per annum for the period (2009: 1.7%).

18. Share of profit of associates

	For the six months ended	
	30 June 2010	30 June 2009
Share of profit before tax of associates before share of net increase in fair value of investment properties and provision for impairment loss	**38,859**	31,520
Share of net increase in fair value of investment properties	**43,557**	91,051
Provision for impairment loss for development project in New York	–	(24,800)
Share of profit before tax of associates	**82,416**	97,771
Share of associates' taxation before provision for deferred tax liabilities on fair value gains of investment properties	**(9,646)**	(8,541)
Share of provision for deferred tax liabilities on fair value gains of investment properties	**(10,889)**	(20,112)
Share of associates' taxation	**(20,535)**	(28,653)
Share of profit of associates	**61,881**	69,118

19. Income tax expense

Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profit for the period. Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

	For the six months ended	
	30 June 2010	30 June 2009
Current income tax		
– Hong Kong profits tax	**5,171**	4,071
– Overseas taxation	**24,004**	17,330
Deferred income tax charge/(credit)	**1,269**	(11,278)
	30,444	10,123

Deferred income tax for the six months ended 30 June 2009 had been stated after the reversal of provision for deferred tax liabilities of subsidiaries of US$11,049,000 due to reduction of income tax rate in the Philippines and Fiji effective 1 January 2009.

20. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2010	30 June 2009
Profit attributable to equity holders of the Company *(US$'000)*	**74,752**	67,264
Weighted average number of ordinary shares in issue *(thousands)*	**2,876,410**	2,874,578
Basic earnings per share *(US cents per share)*	**2.599**	2.340

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the six months ended 30 June 2010, the share options with exercise price of HK$8.82 and HK$8.18 issued under the Executive Option Scheme together with the share options with exercise price of HK$6.81 and HK$11.60 issued under the New Option Scheme have the greatest dilution effect. For the six months ended 30 June 2009, the share options with exercise price of HK$8.82 and HK$8.18 issued under the Executive Option Scheme together with the share options with exercise price of HK$6.81 issued under the New Option Scheme have the greatest dilution effect.

	For the six months ended	
	30 June 2010	30 June 2009
Profit attributable to equity holders of the Company *(US$'000)*	**74,752**	67,264
Weighted average number of ordinary shares in issue *(thousands)*	**2,876,410**	2,874,578
Adjustments for share options *(thousands)*	**1,790**	442
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,878,200**	2,875,020
Diluted earnings per share *(US cents per share)*	**2.597**	2.340

21. Dividends

	For the six months ended	
	30 June 2010	30 June 2009
Interim dividend of HK10 cents (2009: HK6 cents) per ordinary share	**37,119**	22,258

Notes:

(a) At a meeting held on 17 March 2010, the Board proposed a final dividend of HK6 cents per ordinary share for the year ended 31 December 2009, which was paid on 7 June 2010, and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2010.

(b) At a meeting held on 25 August 2010, the Board declared an interim dividend of HK10 cents per ordinary share for the year ending 31 December 2010. This declared dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2010. The declared interim dividend of US$37,119,000 for the six months ended 30 June 2010 is calculated based on 2,887,561,817 shares of the Company in issue as at the approval date of these financial statements adjusted by 10,867,055 ordinary shares in the Company held by a subsidiary of the Company with the amount of US$140,000 being eliminated on consolidation.

22. Acquisition of additional interests in subsidiaries

In February 2010, the Group completed the connected transactions in relation to the acquisition of 10% equity interest in each of Changchun Shangri-La Hotel Co., Ltd. ("SLCC") (a 90% indirectly owned subsidiary of the Company before completion of these transactions which owns the Shangri-La Hotel, Changchun in Mainland China) and Jilin Province Kerry Real Estate Development Ltd ("JPKRED") (a 90% indirectly owned subsidiary of the Company before completion of these transactions which owns the land site where the Shangri-La Hotel, Changchun is built) from the non-controlling shareholder of these two subsidiaries. Pursuant to these two agreements, the non-controlling shareholder transferred its 10% equity interest in SLCC and 10% equity interest in JPKRED together with the shareholder's loan of RMB2,500,000 (approximately US$366,000) to the Group at a consideration of RMB38,000,000 (approximately US$5,587,000) and RMB9,639,000 (approximately US$1,412,000), respectively. Following completion of the transactions, the Group owns 100% equity interest in both SLCC and JPKRED. Details of net assets and loan acquired are as follows:

Total purchase consideration	6,999
Less: Effective interest of carrying amount of net assets acquired	(2,562)
Principal amount of shareholder's loan in JPKRED acquired	(366)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid which has been recognized directly in equity	4,071

The combined total of the carrying amount of assets and liabilities of SLCC and JPKRED at the date of acquisition are as follows:

Fixed assets	51,033
Land use rights	5,051
Current assets	6,516
Current liabilities	(9,573)
Loan from shareholders	(27,403)
Net assets	25,624
Share of net assets acquired	2,562

23. Financial guarantees, contingencies and charges over assets

(a) Financial guarantees

As at 30 June 2010, financial guarantees of the Group were as follows:

(i) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilized amount of such facilities covered by the Group's guarantees for these associates amounts to US$65,166,000 (31 December 2009: US$47,795,000). The guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

(ii) The Company, together with three other guarantors (collectively, the "Guarantors"), has executed a recourse carve-out guarantee in favour of certain lenders to secure those certain banking facilities granted to Park Avenue Hotel Acquisition, LLC (the "Borrower") (a 75% subsidiary of a 25.9% owned associate of the Group, which is the owner of the project located at 610 Lexington Avenue, New York, New York, United States (the "Project")) by the lenders. The lenders have brought a foreclosure claim against the Borrower due to the failure of the Borrower to pay the outstanding loan balance due on the maturity date, which was 8 April 2009. Additionally, based upon an allegation that a full recourse event has occurred, the lenders have amended their foreclosure claim against the Borrower to include a claim for a deficiency judgment against all of the Guarantors of the loan encumbering the Project, including the Company, should the foreclosure sale of the Project not realize sufficient proceeds to repay the entirety of the outstanding loan balance due and owing. The lenders are claiming the amount of approximately US$133,602,000 plus all accrued interest and other charges due and owing under the loan documents and are only making a claim against the Guarantors for any deficiency remaining after the sale of the Project in the foreclosure action. The claim for a deficiency judgment as against the Company and the Guarantors named in the foreclosure action was dismissed pursuant to a decision and order of the Supreme Court of the State of New York on 24 February 2010. The order of dismissal is not yet final as the lenders have filed an appeal to the New York Supreme Court, Appellate Division in April 2010. The view of the Company's legal counsel is that the order of dismissal is correctly decided and is a very persuasive decision likely to be upheld on appeal. Accordingly, the Company is of the opinion that an unfavourable outcome for the Company with respect to the claims against the Company as a guarantor in the foreclosure action is remote. In addition to pursuing the defense against the action by the lenders against the Company, the Board intends, to the extent a judgment is ultimately entered against the Guarantors, to enforce the Company's rights under the Contribution Agreement among the Guarantors. Such Contribution Agreement provides that the other Guarantors are liable for 80.575% of any liability imposed under the recourse carve-out guarantee and that the Company is only liable for 19.425% of any such liability imposed upon the Guarantors in the aggregate which amounts to US$25,952,000.

(b) Contingent liabilities

As at 30 June 2010, the Group executed guarantees for securing standby documentary credit granted by banks in favour of certain building contractors relating to the execution of construction works for hotel buildings with the amount of US$21,136,000 (31 December 2009: US$38,852,000). These facilities were undrawn as at 30 June 2010.

A contingent liability amounted to A$2,425,000 (equivalent to US$2,277,000) as at 31 December 2009 under a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract was fully discharged before 30 June 2010 after the aforesaid amount was paid.

23. Financial guarantees, contingencies and charges over assets *(continued)*

(c) Other charges

As at 30 June 2010, bank borrowings of certain subsidiaries amounting to US$56,141,000 (31 December 2009: US$107,726,000) was secured by:

(i) Freehold land and construction of a subsidiary with net book value of US$57,336,000 (31 December 2009: US$55,806,000).

(ii) Land lease right and all immovable assets owned by a subsidiary together with a pledge of all the equity shares of the subsidiary with net book value of US$164,038,000 (31 December 2009: US$169,683,000).

Bank borrowing of a subsidiary amounted to US$51,729,000 as at 31 December 2009 which was secured by the rights and benefits of the insurance policies on that subsidiary's hotel building, vehicles, machinery; and furniture, fixture and equipment with net book value of US$54,455,000 was fully repaid before 30 June 2010.

24. Commitments

Capital expenditure at the date of the statement of financial position committed but not yet incurred is as follows:

	As at	
	30 June 2010	31 December 2009
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**164,697**	120,537
Authorized but not contracted for	**50,844**	181,929
Development projects		
Contracted but not provided for	**159,040**	121,000
Authorized but not contracted for	**977,000**	907,670
	1,351,581	1,331,136

25. Related party transactions

Kerry Group Limited ("KGL"), which owns approximately 50.03% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 30 June 2010, has significant influence over the Company.

The following transactions were carried out with related parties:

	For the six months ended	
	30 June 2010	30 June 2009
(a) Transactions with subsidiaries of KGL (other than subsidiaries of the Company)		
Receipt of hotel management and related services and royalty fees	**923**	777
Payment of project management services and project consultancy services fees	**46**	200
Reimbursement of office expenses and payment of administration and related expenses	**1,222**	892
Payment of office rental, management fees and rates	**983**	1,094

25. Related party transactions *(continued)*

	For the six months ended	
	30 June 2010	30 June 2009
(b) Transactions with associates of the Group		
Receipt of hotel management and related services and royalty fees	**4,504**	3,336
Receipt of laundry services	**409**	306
Payment for flight services	–	146

	As at	
	30 June 2010	31 December 2009
(c) Financial assistance provided to subsidiaries of KGL (other than subsidiaries of the Company)		
Balance of loan to associates of the Group	**83,455**	83,455
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to associates of the Group	**51,736**	31,099

	As at	
	30 June 2010	31 December 2009
(d) Financial assistance provided to associates of the Group (excluding item (c) above)		
Balance of loan to associates of the Group	**97,841**	98,673
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to an associate of the Group	**13,430**	16,696

There are no material changes to the terms of the above transactions during the period.

	For the six months ended	
	30 June 2010	30 June 2009
(e) Key management compensation		
Fees, salaries and other short-term employee benefits	**1,065**	1,534
Post employment benefits	–	56
	1,065	1,590

26. Events after the date of the statement of financial position

(a) The Company issued a total of 170,000 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 30 June 2010 and up to the approval date of these financial statements.

(b) In August 2010, the Group executed an unsecured bilateral bank loan agreement in an amount of HK$300,000,000 (equivalent to US$38,710,000).

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organized into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments.

Revenues

Hotel Operations

- Continued to be the main source of revenue and operating profits.
- As at 30 June 2010, the Group has equity interest in 50 operating hotels with 24,552 available guest rooms, including the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Hotel JEN, Hong Kong (the "Hotel JEN") which has since been rebranded as the Traders Hotel, Hong Kong. The 200-room Shangri-La Hotel, Tokyo ("Shangri-La Tokyo") is operating under a medium term operating lease.
- Although the global economic situation remains uncertain, results of the Group for the first half of 2010 registered improvement.
- In terms of key performance indicators, performances of all hotels have improved compared to the same period last year except for the room rates of hotels in Japan and Thailand. Segment results are set out on page 13 of this report.
- All the hotels in Mainland China recorded improvement in occupancy and RevPAR although the room rates of certain hotels (including the four hotels in Beijing) continue to experience pressure.
- The 449-room Shangri-La Hotel, Guilin (a wholly owned hotel) opened for business on 9 March 2010.
- The results in Singapore have been adversely affected by the temporary closure of the Rasa Sentosa Resort for redevelopment on 15 March 2010. This resort is expected to re-open for business in early 2011.
- Performance of the Shangri-La Tokyo and Shangri-La's Boracay Resort & Spa, the Philippines improved with RevPAR increasing by 105% and 131%, respectively.
- Subsequent to the period end, the 278-room China World Summit Wing in Beijing (a 40.19% owned hotel) opened for business on 16 August 2010 bringing the total number of operating hotels in Mainland China to 28.

OPERATIONS REVIEW *(continued)*

Revenues *(continued)*

Hotel Operations *(continued)*

The key performance indicators of the Group on an unconsolidated basis for the period are as follows:

	2010			2009		
Country	**Occupancy** *(%)*	**Weighted Average Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Weighted Average Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong	**69**	**269**	**211**	57	252	138
Mainland China	**60**	**133**	**79**	46	134	60
Singapore	**66**	**191**	**150**	61	184	115
Malaysia	**62**	**133**	**80**	54	118	73
The Philippines	**73**	**161**	**115**	68	149	97
Japan	**59**	**441**	**254**	24	543	124
Thailand	**39**	**145**	**65**	26	159	63
Other countries	**65**	**142**	**91**	52	99	50
Group	**61**	**153**	**96**	50	147	74

Note: The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

Hotel Management

- Except for the Hotel JEN and the Portman, all the other 48 hotels in which the Group has equity interest together with Shangri-La Tokyo are managed by the hotel management subsidiary, SLIM International Limited and its subsidiaries ("SLIM") as at 30 June 2010.

- SLIM had hotel management agreements in respect of 17 operating hotels owned by third parties as at 30 June 2010. Overall weighted average RevPAR and room rates of these 17 hotels increased by 17% and 6%, respectively.

- Revenue of SLIM on consolidation, after elimination of revenue earned from fellow subsidiaries, recorded an increase of 20%.

- For the six months ended 30 June 2010, SLIM signed the following new hotel management agreements:

  - 469-room Shangri-La Hotel, Chongqing in Mainland China which will open in late 2011

  - 325-room Shangri-La Hotel, Haikou in Mainland China which will open in 2012

  - 200-room Shangri-La Hotel, Istanbul in Turkey which will open in 2012

- In August 2010, SLIM signed a management hotel agreement for a 341-room Traders Hotel Wujin, Changzhou in Mainland China which will open for business in late 2011. As at the date of this report, SLIM has management agreements on hand for 15 hotels under development owned by third parties.

- Hotel JEN was rebranded as the Traders Hotel, Hong Kong on 1 August 2010 under a new hotel management agreement.

OPERATIONS REVIEW *(continued)*

Revenues *(continued)*

Property Rentals

- The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates.
- The serviced apartments and office spaces of the Group's principal properties in Mainland China generally experienced a decline in yields save for the apartments in the China World Trade Center in Beijing and the Shanghai Centre; and the Office Tower at the Shangri-La Centre, Chengdu.
- In terms of commercial spaces, the Group's principal properties in Mainland China generally experienced increasing yields except for the Beijing Kerry Centre and Shanghai Kerry Centre.
- Subsequent to the period end, the China World Tower, Beijing's tallest building and an iconic landmark for the city in which the Group has 40.19% equity interest, commenced business in August 2010.

Consolidated Profits

- On a segment basis, net profit attributable to equity holders of the Company from hotel operations increased by US$39.2 million while net contribution from investment properties was at the same level in the previous year.
- Net profit before non-operating items increased from US$12.9 million in 2009 to US$71.1 million in 2010.
- Net credit from non-operating items during the current period was US$3.7 million (US$54.4 million in the previous year), mainly contributed by the US$32.7 million fair value gains on investment properties (net of tax) and after offsetting US$3.6 million of unrealized losses on financial assets held for trading, US$16.5 million of fair value losses on interest-rate swap contracts and US$7.7 million loss due to discarding of fixed assets on redevelopment of the Rasa Sentosa Resort, Singapore.

CORPORATE DEBT AND FINANCIAL CONDITIONS

At the corporate level, the Group executed three 5-year bilateral unsecured bank loan agreements during the period totaling US$270 million and HK$500 million (approximately US$64.5 million). These loan agreements were executed for project financing as well as refinancing of loans maturing in 2011. At the subsidiary level, the wholly owned subsidiary in France executed two 3-year unsecured bank loan agreements totaling Euro 50 million (approximately US$61.1 million). A non-wholly owned subsidiary in Mainland China also executed two 5-year unsecured bank loan agreements totaling RMB480 million (approximately US$70.7 million) and a 2-year unsecured bank loan agreement of HK$85 million (approximately US$11.0 million) to refinance its outstanding loans that matured in March 2010.

The Group has not encountered any difficulty when drawing down loans from committed banking facilities. None of the banking facilities were cancelled by the banks during or after the close of the current financial period.

The net borrowings (total of bank loans and overdrafts less cash and bank balances) to total equity ratio, i.e. the gearing ratio, increased from 40.6% as at 31 December 2009 to 41.5% as at 30 June 2010.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

CORPORATE DEBT AND FINANCIAL CONDITIONS *(continued)*

The analysis of borrowings outstanding as at 30 June 2010 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2010				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Borrowings					
Corporate bank loans					
– unsecured	128.0	884.8	260.0	–	1,272.8
Project bank loans and overdrafts					
– secured	2.5	16.2	30.0	7.5	56.2
– unsecured	143.7	214.4	818.6	41.8	1,218.5
Total	274.2	1,115.4	1,108.6	49.3	2,547.5
Undrawn but committed facilities					
Bank loans and overdrafts	144.7	0.3	466.1	–	611.1

Subsequent to the period end and up to the date of this report, the Group executed an unsecured bilateral bank loan agreement at corporate level in an amount of HK$300 million (approximately US$38.7 million).

The currency-mix of the borrowings and cash and bank balances as at 30 June 2010 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	1,108.3	225.2
In Renminbi	446.8	217.7
In United States dollars	628.0	103.8
In Singapore dollars	–	13.7
In Malaysian Ringgit	45.9	6.4
In Japanese Yen	67.7	1.8
In Philippines Pesos	61.4	15.4
In Euros	183.3	36.9
In Thai Baht	6.1	9.3
In Fiji dollars	–	5.7
In Mongolian Tugrik	–	4.6
In other currencies	–	0.6
	2,547.5	641.1

Excepting the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating interest rates.

Details of contingent liabilities as at 30 June 2010 are disclosed in note 23 to the unaudited financial statements included in this report.

TREASURY POLICIES

Treasury policies aimed at minimizing interest and currency risk have been consistently followed by the Group as disclosed in the 2009 annual report. Upon the maturity of certain HIBOR interest-rate swap contracts, the principal amount of the outstanding HIBOR and LIBOR interest-rate swap contracts is reduced to HK$3,460 million (approximately US$446.5 million) at fixed interest rates ranging between 4.28% and 4.63% per annum and US$100 million at a fixed interest rate of 4.70% per annum. Taking into account the interest-rate swap contracts and the Renminbi loans, the Group has fixed its interest liability on 39% of its loans outstanding as at 30 June 2010.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover. A non-wholly owned subsidiary in Thailand has an outstanding short term forward exchange contract of US$15 million between Thai Baht and United States dollars maturing August 2010 to hedge against a short term intra-group loan with the same principal amount.

INVESTMENT PROPERTIES VALUATIONS

The Group measured its investment property portfolio on a fair value basis (including those properties being constructed for future of which fair value becomes reliably determinable at 30 June 2010). For the six months ended 30 June 2010, the Group's share of the increase in fair value of investment properties under construction being owned by certain associates (net of deferred taxation) amounted to US$33 million.

FINANCIAL ASSETS HELD FOR TRADING — TRADING SECURITIES

The investment portfolio remained unchanged during the period. The Group recorded net unrealized fair value losses of US$3.7 million (US$3.6 million after share of non-controlling interests) and dividend income of US$0.5 million (US$0.4 million after share of non-controlling interests) during the period.

DEVELOPMENT PROGRAMMES

Construction work on the following projects is on-going:

	Group's Equity Interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotel in Mainland China				
Shangri-La Hotel, Manzhouli	100%	201	16	Mid 2011
Hotels in other countries				
Shangri-La Hotel, Paris, France	100%	101	–	Late 2010
Shangri-La Hotel, Vienna, Austria	Operating lease	207	–	Early 2011
Shangri-La Hotel, Ulaanbaatar, the Republic of Mongolia	75%	252	6	2012
Shangri-La Hotel at London Bridge Tower, the United Kingdom	Operating lease	214	–	2012
Other projects and composite developments				
Kerry Parkside Shanghai Pudong (with Kerry Hotel Pudong, Shanghai)	23.20%	574	182	Early 2011
Tianjin Kerry Centre (with Shangri-La Hotel, Tianjin)	20%	535	12	2012
Jing An Kerry Centre (with Jing An Shangri-La, Shanghai)	49%	518	4	2012
Nanjing City Project (with Shangri-La Hotel, Nanjing)	55%	670	5	2012

DEVELOPMENT PROGRAMMES *(continued)*

The Group and its joint venture partners have carried out design and concept planning for the following projects in Mainland China:

– Composite development in Tangshan City (with 370-room Shangri-La Hotel, Tangshan), Group's equity interest being 35%

– Composite development in Nanchang City (with 319-room Shangri-La Hotel, Nanchang), Group's equity interest being 20%

These projects will be completed in 2013.

The Group's wholly owned subsidiaries have also acquired land use rights in certain provincial cities in Mainland China including Lhasa, Sanya, Qinhuangdao and Qufu, and Male in the Maldives for hotel development. The Group is reviewing the development plan of these projects.

The Group is also reviewing the development plan of the composite development project in the Bonifacio Global City located at Taguig, Metro Manila, the Philippines with the joint venture partners in which the Group has 40% equity interest.

On 2 February 2010, the Group entered into a shareholders' agreement in connection with the establishment of a wholly foreign-owned enterprise ("JVCO") in Mainland China in which the Group will have 45% equity interest for potential real estate development projects involving hotel, commercial and/or residential elements in Jinan City in Mainland China. The JVCO is now participating at a land bid for 2 sites appropriate for hotel and residential development. Pursuant to the shareholders' agreement, the Group's share of the maximum total investment amount of the JVCO shall be RMB153 million (approximately US$22.5 million).

The estimated incremental funding required directly by the subsidiaries and the Group's share of funding obligations of its associates for all the projects and other renovations (including the redevelopment of Rasa Sentosa Resort, Singapore) involving fund commitments, is currently estimated at US$1,352 million which includes US$182 million guarantees to be executed by the Group in favour of bank loans granted to associates.

ACQUISITIONS

In February 2010, the Group completed the connected transactions in relation to the acquisition of 10% equity interest in each of Changchun Shangri-La Hotel Co., Ltd. and Jilin Province Kerry Real Estate Development Ltd from the non-controlling shareholder of these two subsidiaries. Details of these transactions are furnished in Note 22 to the condensed consolidated interim financial statements included in this report.

MANAGEMENT AGREEMENTS

As at the date of this report, the Group has 17 management agreements in respect of operating hotels owned by third parties.

In addition, the Group has agreements on hand for development of 15 new hotels. The development projects are located in Doha (Qatar) (2 hotels), Toronto, Seychelles, Bangalore (2 hotels), Mumbai, Macau (2 hotels), Moscow, Iskandar (Malaysia), Istanbul, Chongqing, Haikou and Changzhou.

PROSPECTS

Economic uncertainties continue to afflict the major economies of North America and Europe, though the Asian economies where the Group has its major presence have performed well. The Group remains cautiously optimistic about the prospects for its business for the remainder of this year.

HUMAN RESOURCES

As at 30 June 2010, the Company and its subsidiaries had approximately 25,600 employees. The headcount of all the Group's managed hotels totaled 38,700.

Remuneration policies, share option schemes and training schemes have been consistently applied by the Group as disclosed in the 2009 Annual Report.

SHARE OPTIONS

Details of the outstanding option shares as at 30 June 2010 which have been granted under the executive share option scheme[(Note 3)] adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2010	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period (Note 1)	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2010	Exercise price per option share HK$	Exercisable Period
1. Continuous Contract Employees	15 January 2000	I	140,520	–	–	–	(101,756)	(38,764)	–	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	213,203	–	–	–	(174,439)	(38,764)	–	8.82	15 January 2002 – 14 January 2010
	15 January 2001	I	33,961	–	–	–	–	–	33,961	8.18	15 January 2002 – 14 January 2011
	15 January 2001	II	33,960	–	–	–	–	–	33,960	8.18	15 January 2003 – 14 January 2011
2. Other Participants	15 January 2000	I	46,911	–	–	–	–	(46,911)	–	8.82	15 January 2001 – 14 January 2010
	15 January 2000	II	96,911	–	–	–	–	(96,911)	–	8.82	15 January 2002 – 14 January 2010
Total:			565,466	–	–	–	(276,195)	(221,350)	67,921		

SHARE OPTIONS *(continued)*

Details of the outstanding option shares as at 30 June 2010 which have been granted under the share option scheme adopted by the shareholders of the Company on 24 May 2002 (the "New Option Scheme") are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2010	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 1)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2010	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr LUI Man Shing	16 June 2006	II	60,000	–	–	–	–	–	60,000	14.60	16 June 2008 – 15 June 2016
Mr Madhu Rama Chandra RAO	28 April 2005	II	250,000	–	–	–	–	–	250,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	50,000	–	–	–	–	–	50,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	50,000	–	–	–	–	–	50,000	14.60	16 June 2008 – 15 June 2016
Mr Gregory Allan DOGAN *(Note 2)*	28 April 2005	II	–	–	50,000	–	–	–	50,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	–	–	37,500	–	–	–	37,500	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	–	–	37,500	–	–	–	37,500	14.60	16 June 2008 – 15 June 2016
Mr KUOK Khoon Loong, Edward	16 June 2006	II	100,000	–	–	–	–	–	100,000	14.60	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr Alexander Reid HAMILTON	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
Mr Timothy David DATTELS	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	–	–	–	–	–	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	–	–	–	–	–	30,000	14.60	16 June 2008 – 15 June 2016
2. Continuous Contract Employees	29 May 2002	I	149,500	–	–	–	–	–	149,500	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	30,500	–	–	–	–	–	30,500	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	2,208,000	–	–	(25,000)	–	(25,000)	2,158,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	2,854,000	–	–	(75,000)	(35,000)	(25,000)	2,719,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	1,492,500	–	–	(47,500)	–	(20,000)	1,425,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	1,724,500	–	–	(67,500)	(2,000)	(20,000)	1,635,000	14.60	16 June 2008 – 15 June 2016

SHARE OPTIONS *(continued)*

		Date of grant	Tranche	No. of option shares held as at 1 January 2010	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period (Note 1)	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2010	Exercise price per option share HK$	Exercisable period
3.	Other Participants	29 May 2002	I	175,000	–	–	–	–	–	175,000	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	185,000	–	–	–	–	–	185,000	6.81	29 May 2004 – 28 May 2012
		28 April 2005	I	50,000	–	–	–	(50,000)	–	–	11.60	28 April 2006 – 1 September 2010
		28 April 2005	I	–	–	25,000	–	–	–	25,000	11.60	28 April 2006 – 31 December 2010
		28 April 2005	I	725,000	–	–	–	–	–	725,000	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	55,000	–	–	–	–	(55,000)	–	11.60	28 April 2007 – 31 December 2009
		28 April 2005	II	50,000	–	–	–	(50,000)	–	–	11.60	28 April 2007 – 1 September 2010
		28 April 2005	II	–	–	25,000	–	–	–	25,000	11.60	28 April 2007 – 31 December 2010
		28 April 2005	II	725,000	–	–	–	–	–	725,000	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	120,000	–	–	–	–	(120,000)	–	14.60	16 June 2007 – 31 December 2009
		16 June 2006	I	20,000	–	–	–	–	–	20,000	14.60	16 June 2007 – 1 September 2010
		16 June 2006	I	50,000	–	10,000	–	–	–	60,000	14.60	16 June 2007 – 31 December 2010
		16 June 2006	I	597,500	–	–	–	–	–	597,500	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	157,500	–	–	–	–	(157,500)	–	14.60	16 June 2008 – 31 December 2009
		16 June 2006	II	20,000	–	–	–	–	–	20,000	14.60	16 June 2008 – 1 September 2010
		16 June 2006	II	50,000	–	10,000	–	–	–	60,000	14.60	16 June 2008 – 31 December 2010
		16 June 2006	II	775,000	–	20,000	–	–	–	795,000	14.60	16 June 2008 – 15 June 2016
Total:				13,204,000	–	215,000	(215,000)	(137,000)	(422,500)	12,644,500		

Notes:

1. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$14.34.

2. Mr Gregory Allan DOGAN has been appointed as a Director of the Company with effect from 26 May 2010.

3. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provision of the Executive Option Scheme shall remain in full force and effect.

4. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the period and subsequent to 30 June 2010 and up to the date of this report.

5. Options on 15,000 shares with exercise price of HK$14.60 per share have lapsed subsequent to 30 June 2010 and up to the date of this report.

6. Subsequent to 30 June 2010 and up to the date of this report, no options were exercised under the Executive Option Scheme while options on 170,000 shares were exercised under the New Option Scheme.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2010, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Rules Governing the Listing of Securities on the HKSE (the "HK Listing Rules") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of company	Name of Director	Class of shares	Number of shares held					Percentage of total issued share capital of the relevant company as at 30 June 2010
			Personal interests *(Note 1)*	Family interests	Corporate interests	Other interests	Total	
(i) The Company	Mr KUOK Khoon Ean	Ordinary	438,240	79,693 *(Note 2)*	1,808,240 *(Note 3)*	–	2,326,173	0.08%
	Mr LUI Man Shing	Ordinary	833,333	–	–	–	833,333	0.03%
	Mr Madhu Rama Chandra RAO	Ordinary	30,000	–	–	–	30,000	0.00%
	Mr Gregory Allan DOGAN	Ordinary	26,000	–	–	–	26,000	0.00%
	Mr HO Kian Guan	Ordinary	628,750	–	117,832,393 *(Note 4)*	–	118,461,143	4.10%
	Mr KUOK Khoon Loong, Edward	Ordinary	1,032,222	–	–	–	1,032,222	0.04%
	Mr HO Kian Hock (Alternate to Mr HO Kian Guan)	Ordinary	–	–	117,832,393 *(Note 4)*	–	117,832,393	4.08%
(ii) Associated Corporation								
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.
2. These shares were held by the spouse of Mr KUOK Khoon Ean.
3. These shares were held through a company which was controlled as to 100% by Mr KUOK Khoon Ean and his spouse.
4. 77,164,807 shares were held through companies which were owned as to 50% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,628,719 shares were held through a company which was owned as to 25% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,323,268 shares were held through a company which was owned as to 13.33% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

   31,715,599 shares were held through companies which were owned as to 6.70% and 6.81% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(continued)*

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 30 June 2010, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the period were stated in the section headed "SHARE OPTIONS" of this report.

Save as mentioned above, as at 30 June 2010, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2010, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Long positions in shares and underlying shares of the Company

Name	Capacity in which shares were held	Number of ordinary shares held	Percentage of total issued share capital of the Company as at 30 June 2010
Substantial shareholders			
Kerry Group Limited ("KGL") *(Note 1)*	Interest of controlled corporations	1,444,678,887	50.03%
Kerry Holdings Limited ("KHL") *(Notes 2 and 3)*	Beneficial owner	70,460,697	48.89%
	Interest of controlled corporations	1,341,065,525	
Caninco Investments Limited ("Caninco") *(Note 3)*	Beneficial owner	500,582,400	21.74%
	Interest of a controlled corporation	127,034,035	
Paruni Limited ("Paruni") *(Note 3)*	Beneficial owner	309,269,059	10.85%
	Interest of a controlled corporation	4,115,154	
Persons other than substantial shareholders			
Darmex Holdings Limited ("Darmex") *(Note 3)*	Beneficial owner	265,892,194	9.21%
Janus Capital Management LLC	Investment manager	172,335,000	5.97%

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY *(continued)*

Long positions in shares and underlying shares of the Company *(continued)*

Notes:

1. Out of KGL's corporate interest in 1,444,678,887 shares, 1,411,526,222 shares were held through KHL and its controlled corporations and 33,152,665 shares were held by other wholly owned subsidiaries of KGL.

2. Out of KHL's corporate interest in 1,341,065,525 shares, 1,315,302,308 shares were held through its wholly owned subsidiaries, 14,896,162 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly owned subsidiaries as aforementioned) and 10,867,055 shares were held through a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, a 73.61% owned subsidiary of the Company.

3. Caninco, Paruni and Darmex are wholly owned subsidiaries of KHL. KHL itself is a wholly owned subsidiary of KGL and, accordingly, the shares in which Caninco, Paruni and Darmex are shown to be interested are also included in the shares in which KHL and KGL are shown to be interested.

Save as mentioned above, as at 30 June 2010, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept by the Company under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2010.

CORPORATE GOVERNANCE

The Company recognizes the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximize their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the period under review, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 to the HK Listing Rules, except that Mr KUOK Khoon Ean serves as both the Chairman and the Chief Executive Officer of the Company. The Company believes that the non-separation of the two roles is not significant given that Mr Gregory Allan DOGAN, an Executive Director of the Company, is also the President and Chief Executive Officer of Shangri-La International Hotel Management Limited ("SLIM"), the hotel management subsidiary of the Company which is entrusted with the primary responsibility of operating the assets of the Group.

There have been some changes in the particulars of the Directors since the date of the Company's 2009 annual report as follows:

1. Mr KUOK Khoon Loong, Edward has been appointed as a member of the Audit Committee of the Company in place of Mr HO Kian Guan.

2. Mr HO Kian Guan has ceased to be a member of the Audit Committee of the Company.

CORPORATE GOVERNANCE *(continued)*

3. Mr Madhu Rama Chandra RAO has ceased to be the Chief Executive Officer of SLIM and has been appointed as the Vice Chairman of SLIM and Head of Asset Management for the Group. In addition, Mr RAO has resigned as the Director of Shangri-La Hotel Public Company Limited (listed on the Stock Exchange of Thailand), a subsidiary of the Company.

4. Mr Timothy David DATTELS has ceased to be a Director of Parkway Holdings Limited (listed on the Singapore Exchange Securities Trading Limited).

SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Model Code as set out in Appendix 10 to the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all Directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the period under review.

REGISTERS OF MEMBERS

The registers of members of the Company will be closed from Monday, 27 September 2010 to Wednesday, 29 September 2010, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend. To qualify for the interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 p.m. on Friday, 24 September 2010.

On behalf of the Board



KUOK Khoon Ean
Chairman

Hong Kong, 25 August 2010



SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉（亞洲）有限公司

股份代號: 69

二零一零年中期報告

企業資料

於二零一零年八月二十五日

董事會

執行董事
郭孔演先生（主席兼首席執行官）
雷孟成先生（副主席）
Madhu Rama Chandra RAO先生
Gregory Allan DOGAN先生

非執行董事
何建源先生
郭孔錀先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生*
Timothy David DATTELS先生*
黃啟民先生，銅紫荊星章、太平紳士*
趙永年先生*
何建福先生（何建源先生之替任董事）

* *獨立非執行董事*

薪酬委員會

郭孔演先生（主席）
Alexander Reid HAMILTON先生
黃啟民先生，銅紫荊星章、太平紳士

審核委員會

Alexander Reid HAMILTON先生（主席）
郭孔錀先生
黃啟民先生，銅紫荊星章、太平紳士

公司秘書

張錦綸女士

核數師

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈
22樓

註冊地址

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

總辦事處及主要營業地點

香港
中區
添美道1號
中信大廈
21樓

主要股份過戶登記處

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda

香港股份過戶登記分處

卓佳雅柏勤有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

股份代號

香港聯合交易所有限公司
00069

公司網址

www.shangri-la.com

財務資料

www.ir.shangri-la.com

香格里拉（亞洲）有限公司（「本公司」）之董事會（「董事會」）欣然公佈本公司及其附屬公司（「本集團」）與其聯營公司截至二零一零年六月三十日止六個月之未經審核中期業績。此業績已由本公司之核數師羅兵咸永道會計師事務所按照香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」作出審閱，並經由董事會之審核委員會審閱。此核數師審閱報告載列於第3頁。

截至二零一零年六月三十日止六個月之本公司權益持有人應佔綜合溢利由上年度同期之67,300,000美元（每股2.340美仙）增加至74,800,000美元（每股2.599美仙）。

董事會已宣佈派發二零一零年之中期股息每股**10港仙**（二零零九年：每股6港仙），將於二零一零年十月八日（星期五）派發予在二零一零年九月二十九日（星期三）名列本公司股東名冊內之股東。

集團財務摘要

綜合業績

		截至六月三十日止六個月	
		二零一零年 未經審核	二零零九年 未經審核
銷售額	*千美元*	**722,851**	533,614
本公司權益持有人應佔溢利	*千美元*	**74,752**	67,264
每股盈利	*美仙*	**2.599**	2.340
	相等於 *港仙*	**20.142**	18.135
每股股息	*港仙*	**10**	6
年度化權益回報 [六個月期間本公司權益持有人應佔溢利 ÷ 本公司權益持有人應佔平均權益 × 2]		**3.5%**	3.4%
未計融資費用淨額、税項、折舊、攤銷及非營運項目前之盈利	*百萬美元*	**218.8**	124.7
未計融資費用淨額、税項、折舊、攤銷及非營運項目前之邊際盈利 [未計融資費用淨額、税項、折舊、攤銷及非營運項目前之盈利／銷售額]		**30.3%**	23.4%

綜合財務狀況表

		於	
		二零一零年 六月三十日 未經審核	二零零九年 十二月三十一日 經審核
權益總額	*千美元*	**4,597,506**	4,545,297
本公司權益持有人應佔資產淨值	*千美元*	**4,270,450**	4,229,505
借款淨額 （銀行貸款及透支之總額減現金及銀行結餘）	*千美元*	**1,906,398**	1,844,412
本公司權益持有人應佔每股資產淨值	*美元*	**1.48**	1.47
每股資產淨值（權益總額）	*美元*	**1.59**	1.57
借款淨額與權益總額比率		**41.5%**	40.6%

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話：(852) 2289 8888
傳真：(852) 2810 9888

中期財務資料的審閱報告
致香格里拉（亞洲）有限公司董事會
（於百慕達註冊成立的有限公司）

引言

本核數師（以下簡稱「我們」）已審閱列載於第4至29頁的中期財務資料，此中期財務資料包括香格里拉（亞洲）有限公司（「貴公司」）及其附屬公司（合稱「貴集團」）於二零一零年六月三十日的簡明綜合中期財務狀況表與截至該日止六個月期間的相關簡明綜合中期收益表、全面收益表、權益變動表和現金流量報表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。 貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零一零年八月二十五日

簡明綜合中期財務狀況表

（所有金額均以千美元為單位）

	附註	於 二零一零年 六月三十日 未經審核	於 二零零九年 十二月三十一日 經審核 （重列）
資產			
非流動資產			
物業、廠房及設備	4	**4,042,334**	4,055,634
投資物業	4	**689,985**	675,634
租賃土地及土地使用權	4	**451,085**	453,926
無形資產	4	**92,407**	94,450
於聯營公司之權益		**1,637,164**	1,590,397
遞延所得稅資產		**1,341**	1,262
可供出售之金融資產	5	**4,737**	4,681
其他應收款	6	**21,049**	21,802
		6,940,102	6,897,786
流動資產			
存貨		**35,370**	36,252
待售物業		**23,781**	27,921
應收賬項、預付款項及按金	7	**127,566**	128,824
應收聯營公司款項		**42,143**	34,214
持作交易用途之金融資產	8	**20,724**	24,386
現金及銀行結餘		**641,060**	665,317
		890,644	916,914
資產總額		**7,830,746**	7,814,700
權益			
本公司權益持有人應佔股本及儲備			
股本	9	**1,944,022**	1,943,448
其他儲備	10	**1,404,283**	1,412,324
保留盈利			
－擬派中期／末期股息	21	**37,119**	22,269
－其他		**885,026**	851,464
		4,270,450	4,229,505
非控制性權益		**327,056**	315,792
權益總額		**4,597,506**	4,545,297

簡明綜合中期財務狀況表（續）

（所有金額均以千美元為單位）

	附註	於 二零一零年 六月三十日 未經審核	於 二零零九年 十二月三十一日 經審核 （重列）
負債			
非流動負債			
銀行貸款	11	**2,273,237**	2,240,553
衍生金融工具	12	**49,283**	44,773
欠非控制性股東之款項	13	**33,126**	35,329
遞延所得稅負債		**217,151**	216,037
		2,572,797	2,536,692
流動負債			
應付賬項及應計項目	14	**357,293**	441,787
欠非控制性股東之款項	13	**5,022**	5,178
當期所得稅負債		**23,563**	14,830
銀行貸款及透支	11	**274,221**	269,176
衍生金融工具	12	**344**	1,740
		660,443	732,711
負債總額		**3,233,240**	3,269,403
權益及負債總額		**7,830,746**	7,814,700
流動資產淨額		**230,201**	184,203
資產總額減流動負債		**7,170,303**	7,081,989

簡明綜合中期收益表

（除另有說明者外，所有金額均以千美元為單位）

	附註	截至六月三十日止六個月 二零一零年 未經審核	二零零九年 未經審核
銷售額	3	**722,851**	533,614
銷售成本	15	**(301,858)**	(232,672)
毛利		**420,993**	300,942
其他（虧損）╱收益－淨額	16	**(17,049)**	4,527
市場推廣費用	15	**(27,274)**	(21,514)
行政開支	15	**(59,785)**	(49,333)
其他經營開支	15	**(243,139)**	(214,530)
經營溢利		**73,746**	20,092
融資費用－淨額	17	**(21,326)**	(10,848)
應佔聯營公司溢利	18	**61,881**	69,118
未計所得稅前溢利		**114,301**	78,362
所得稅開支	19	**(30,444)**	(10,123)
期內溢利		**83,857**	68,239
應佔溢利：			
本公司權益持有人		**74,752**	67,264
非控制性權益		**9,105**	975
		83,857	68,239
期內本公司權益持有人應佔溢利之每股盈利 *（以每股美仙列示）*			
－基本	20	**2.599**	2.340
－攤薄	20	**2.597**	2.340
股息	21	**37,119**	22,258

簡明綜合中期全面收益表

（所有金額均以千美元為單位）

	截至六月三十日止六個月	
	二零一零年	二零零九年
	未經審核	未經審核
期內溢利	**83,857**	68,239
其他全面收益：		
貨幣匯兑差額 — 附屬公司	**(6,429)**	20,354
貨幣匯兑差額 — 聯營公司	**7,301**	2,550
期內其他全面收益	**872**	22,904
期內全面收益總額	**84,729**	91,143
應佔全面收益總額：		
本公司權益持有人	**66,765**	89,223
非控制性權益	**17,964**	1,920
	84,729	91,143

簡明綜合中期權益變動表

（所有金額均以千美元為單位）

		未經審核					
		本公司權益持有人應佔					
	附註	股本	其他儲備	保留盈利	總額	非控制性權益	權益總額
於二零零九年一月一日結餘		1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388
貨幣匯兑差額		–	21,959	–	21,959	945	22,904
直接確認於權益中之收益淨額		–	21,959	–	21,959	945	22,904
期內溢利		–	–	67,264	67,264	975	68,239
截至二零零九年六月三十日止六個月之全面收益總額		–	21,959	67,264	89,223	1,920	91,143
行使購股權 — 配發股份	9	615	–	–	615	–	615
行使購股權 — 從購股權儲備轉撥至股份溢價	9	117	(117)	–	–	–	–
派付二零零八年度末期股息		–	–	(37,093)	(37,093)	–	(37,093)
因本公司於一家附屬公司之所有權權益變動而產生之非控制性權益經調整之金額與代價之公平值間之差額		–	497	174	671	–	671
已付及應付予非控制性股東之股息		–	–	–	–	(3,206)	(3,206)
非控制性股東購入之權益		–	–	–	–	5,382	5,382
非控制性股東注入之權益		–	–	–	–	6,710	6,710
應付非控制性股東之權益貸款之變動淨額		–	–	–	–	(323)	(323)
		732	380	(36,919)	(35,807)	8,563	(27,244)
於二零零九年六月三十日結餘		1,941,729	1,357,260	707,758	4,006,747	308,540	4,315,287

簡明綜合中期權益變動表（續）

（所有金額均以千美元為單位）

		未經審核					
		本公司權益持有人應佔					
	附註	股本	其他儲備	保留盈利	總額	非控制性權益	權益總額
於二零一零年一月一日結餘		1,943,448	1,412,324	873,733	4,229,505	315,792	4,545,297
貨幣匯兑差額		–	(7,987)	–	(7,987)	8,859	872
直接確認於權益中之（支出）／收益淨額		–	(7,987)	–	(7,987)	8,859	872
期內溢利		–	–	74,752	74,752	9,105	83,857
截至二零一零年六月三十日止六個月之全面（支出）／收益總額		–	(7,987)	74,752	66,765	17,964	84,729
行使購股權－配發股份	9	520	–	–	520	–	520
行使購股權－從購股權儲備轉撥至股份溢價	9	54	(54)	–	–	–	–
派付二零零九年度末期股息		–	–	(22,269)	(22,269)	–	(22,269)
因本公司於附屬公司之所有權權益變動而產生之非控制性權益經調整之金額與代價之公平值間之差額		–	–	(4,071)	(4,071)	–	(4,071)
已付及應付予非控制性股東之股息		–	–	–	–	(4,997)	(4,997)
購自非控制性股東之權益		–	–	–	–	(2,562)	(2,562)
非控制性股東注入之權益		–	–	–	–	665	665
應付非控制性股東之權益貸款之變動淨額		–	–	–	–	194	194
		574	(54)	(26,340)	(25,820)	(6,700)	(32,520)
於二零一零年六月三十日結餘		**1,944,022**	**1,404,283**	**922,145**	**4,270,450**	**327,056**	**4,597,506**

簡明綜合中期現金流量報表

（所有金額均以千美元為單位）

	未經審核 截至六月三十日止六個月 二零一零年	二零零九年
經營業務之現金流	**77,738**	35,131
投資業務之現金流		
－ 購買物業、廠房及設備、投資物業及土地使用權	**(137,413)**	(257,466)
－ 出售物業、廠房及設備所得款項	**554**	485
－ 收購多家附屬公司／聯營公司之額外權益	**(6,999)**	(20,752)
－ 到期期限超過三個月之短期銀行存款（增加）／減少	**(16,066)**	37,368
－ 其他投資現金流 － 淨額	**16,408**	(21,293)
投資業務所用之現金淨額	**(143,516)**	(261,658)
融資活動之現金流		
－ 已付股息	**(27,405)**	(38,574)
－ 借款增加淨額	**52,333**	285,507
－ 其他融資現金流 － 淨額	**(1,321)**	7,002
融資活動產生之現金淨額	**23,607**	253,935
現金及現金等價物（減少）／增加淨額	**(42,171)**	27,408
於一月一日之現金及現金等價物	**659,641**	406,356
現金及現金等價物之匯兑收益	**1,852**	158
於六月三十日之現金及現金等價物	**619,322**	433,922
現金及現金等價物結餘之分析		
銀行及手頭現金	**337,208**	301,356
短期銀行存款	**303,852**	151,365
現金及銀行結餘	**641,060**	452,721
減：銀行透支	**(67)**	(120)
到期期限超過三個月之短期銀行存款	**(21,671)**	(18,679)
現金及現金等價物	**619,322**	433,922

簡明綜合中期財務報表附註

（除另有說明者外，所有金額均以千美元為單位）

1. 一般資料

本集團擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。

本公司為一家於百慕達註冊成立之有限公司。註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

本公司於香港聯合交易所有限公司主板作第一上市及於新加坡證券交易所有限公司作第二上市。

此簡明綜合中期財務報表已於二零一零年八月二十五日獲董事會批准刊發。

2. 編製基準及會計政策

此截至二零一零年六月三十日止六個月之未經審核簡明綜合中期財務報表乃根據由香港會計師公會（「香港會計師公會」）頒佈之香港會計準則（「香港會計準則」）34「中期財務報告」而編製。

此簡明綜合中期財務報表須與根據香港財務報告準則（「香港財務報告準則」）編製之截至二零零九年十二月三十一日止年度之全年財務報表一併閱讀。編製此簡明綜合中期財務報表所採用之會計政策及計算方法與截至二零零九年十二月三十一日止年度之全年財務報表所採用者一致，惟新增與本集團營運有關且須於截至二零一零年十二月三十一日止財政年度強制執行之若干準則之修訂、新訂詮釋及香港會計師公會對香港財務報告準則作出之二零零九年度改進。該等準則之修訂及新訂詮釋對本集團之財務報表並無重大影響，惟對呈列具有下列影響：

香港會計準則17「租賃」之修訂刪除先前規定根據租賃持有之土地須分類為經營租賃此特定指引，並作出新指引，規定實體須根據香港會計準則17所載之標準，判斷租賃有否轉讓土地擁有權之重大風險及回報。本集團已對現有土地租賃安排作出重估，而若干「租賃土地及土地使用權」及相應之「租賃土地及土地使用權攤銷」已按追溯方式分別重新分類為「物業、廠房及設備」及「物業、廠房及設備折舊」。比較資料已經重列，以反映會計政策之有關變動。由於上述重新分類，採納香港會計準則17之修訂對綜合財務報表具有下列影響：

	於		
	二零一零年六月三十日	二零零九年十二月三十一日	二零零九年一月一日
物業、廠房及設備增加	**78,481**	79,450	81,388
租賃土地及土地使用權減少	**78,481**	79,450	81,388

	截至六月三十日止六個月	
	二零一零年	二零零九年
物業、廠房及設備折舊增加	**969**	969
租賃土地及土地使用權攤銷減少	**969**	969

3. 分部資料

本集團於全球範圍之經營可劃分為以下主要分部：

酒店營運（擁有及營運酒店）

- 香港
- 中國國內
- 新加坡
- 馬來西亞
- 菲律賓
- 日本
- 泰國
- 其他國家（包括斐濟、緬甸、馬爾代夫及印尼）

物業租賃（擁有及出租辦公室、商用物業及服務式公寓）

- 中國國內
- 新加坡
- 馬來西亞
- 其他國家（包括泰國及蒙古人民共和國）

酒店管理（提供酒店管理及相關服務）

首席營運決策者根據應佔除税及非控制性權益後之溢利計量評估經營分部之表現。此項計量基準不包括項目開業前費用、企業開支及其他非營運項目，如投資物業之公平值收益或虧損、貨幣項目之公平值調整及減值（因個別非經常性事件而產生之減值）之影響。

3. 分部資料*(續)*

分部收益表

截至二零一零年及二零零九年六月三十日止六個月*(百萬美元)*

	二零一零年		二零零九年	
	銷售額 *(附註2)*	除稅後溢利/(虧損) *(附註1)*	銷售額 *(附註2)*	除稅後溢利/(虧損) *(附註1)*
酒店營運				
香港	99.9	20.8	84.0	15.5
中國國內	318.5	22.6	218.9	(6.3)
新加坡	62.3	12.6	59.4	12.4
馬來西亞	56.7	6.5	44.0	3.3
菲律賓	80.3	(0.1)	64.8	(2.0)
日本	20.6	(7.4)	8.2	(9.2)
泰國	19.2	(0.6)	13.6	(1.5)
其他國家	27.2	(2.5)	10.8	0.5
	684.7	51.9	503.7	12.7
物業租賃				
中國國內	8.9	19.4	7.8	22.5
新加坡	6.5	5.1	6.3	4.3
馬來西亞	3.3	0.9	3.1	0.8
其他國家	5.5	2.3	1.1	0.1
	24.2	27.7	18.3	27.7
酒店管理	41.0	12.8	31.5	3.4
總額	749.9	92.4	553.5	43.8
減:酒店管理 — 內部分部間銷售	(27.0)		(19.9)	
對外銷售總額	722.9		533.6	
企業融資費用(淨額)		(3.7)		(2.2)
項目之土地成本攤銷及開業前費用		(8.6)		(22.8)
企業開支		(5.0)		(6.1)
企業投資控股公司之匯兑(虧損)/收益		(4.0)		0.2
未計非營運項目前溢利		71.1		12.9
非營運項目				
投資物業之公平值收益		32.7		70.9
持作交易用途之金融資產之未實現(虧損)/收益		(3.6)		7.7
利率掉期合約之公平值(虧損)/收益		(16.5)		1.7
非控制性股東貸款及租賃物業抵押按金之公平值調整		(1.2)		(2.9)
因菲律賓及斐濟之所得税税率調低導致遞延税項撥備撥回		–		11.0
中國國內股權重組之所得税		–		(5.0)
項目減值虧損撥備		–		(29.0)
因重新發展一間渡假酒店而棄置之固定資產		(7.7)		–
本公司權益持有人應佔溢利		74.8		67.3

3. 分部資料 *（續）*

分部收益表 *（續）*

截至二零一零年及二零零九年六月三十日止六個月 *（百萬美元）*

附註：

1. 除稅後溢利／(虧損)包括聯營公司及附屬公司（扣除應佔非控制性權益後）之除稅後業績。

2. 銷售額不包括聯營公司之銷售額。

4. 資本支出

	物業、廠房及設備 *（重列）*	投資物業	租賃土地及土地使用權 *（重列）*	無形資產
於二零一零年一月一日期初賬面淨值	4,055,634	675,634	453,926	94,450
添置	130,923	8,334	–	–
匯兑差額	(21,817)	6,059	2,780	(1,487)
出售	(10,473)	(42)	–	–
折舊／攤銷費用 *（附註15）*	(111,933)	–	(5,621)	(556)
於二零一零年六月三十日期末賬面淨值	**4,042,334**	**689,985**	**451,085**	**92,407**
於二零零九年一月一日期初賬面淨值	3,870,712	524,309	439,406	95,452
添置	265,141	26	57	–
轉撥	(58,688)	64,718	(6,030)	–
匯兑差額	6,678	8,928	629	16
出售	(6,433)	(4,618)	(5,119)	–
折舊／攤銷費用 *（附註15）*	(96,923)	–	(5,238)	(612)
於二零零九年六月三十日期末賬面淨值	3,980,487	593,363	423,705	94,856

5. 可供出售之金融資產

	於 二零一零年 六月三十日	於 二零零九年 十二月三十一日
權益證券：		
海外非上市股份，按成本	**1,916**	1,916
一匯兑差額	**287**	235
	2,203	2,151
會所債券，按公平值	**2,534**	2,530
	4,737	4,681

6. 其他應收款

	於 二零一零年 六月三十日	於 二零零九年 十二月三十一日
貸款予一家被管理酒店	**5,021**	5,181
減：包括於應收賬項、預付款項及按金之流動部份	**(1,321)**	–
	3,700	5,181
租賃物業之抵押按金	**17,349**	16,621
	21,049	21,802

向一家被管理酒店提供本金餘額為6,000,000澳元（相等於5,362,000美元）（二零零九年十二月三十一日：6,000,000澳元（相等於5,634,000美元））之貸款乃根據酒店管理協議規定授予一家位於澳洲由獨立第三方所擁有之被管理酒店。該等貸款以該間酒店物業作第二按揭為擔保並須依照固定償還時間表於二零一二年前悉數償還。除一筆指定金額2,000,000澳元（相等於1,787,000美元）（二零零九年十二月三十一日：2,000,000澳元（相等於1,878,000美元））之貸款須按倫敦銀行同業拆息加1%之年利率計息外，該等貸款皆為免息貸款。於首次確認免息部份時計算公平值而使用之實際利率為年利率5.74%。

已支付免息抵押按金達1,751,000,000日圓（相等於19,752,000美元）（二零零九年十二月三十一日：1,751,000,000日圓（相等於18,979,000美元））予租賃物業之出租方，並僅將於租賃期滿後可予收回。於首次確認此項按金時計算公平值而使用之實際利率為年利率0.556%。

此等其他應收款之公平值與彼等之賬面值並無重大差異。於報告日期所面對之最大信貸風險乃上述其他應收款之公平值。

7. 應收賬項、預付款項及按金

	於 二零一零年 六月三十日	於 二零零九年 十二月三十一日
貿易應收款－淨額	**56,868**	56,415
預付款項及按金	**30,293**	29,255
其他應收款	**40,405**	43,154
	127,566	128,824

由於本集團擁有眾多客戶分佈在世界各地，故本集團之貿易應收款概無信貸集中風險。

(a) 貿易及其他應收款之公平值與其賬面值並無重大差異。於報告日期，所面對最大信貸風險乃上述各類應收款之公平值。

7. 應收賬項、預付款項及按金（續）

(b) 本集團之銷售主要以信用卡或按金作為付款形式，其餘數額一般有三十日付款信貸期。本集團訂有明確之信貸政策。貿易應收款在扣除減值撥備後之賬齡分析如下：

	於 二零一零年 六月三十日	於 二零零九年 十二月三十一日
0 – 3個月	**53,927**	53,111
4 – 6個月	**1,518**	2,020
6個月以上	**1,423**	1,284
	56,868	56,415

8. 持作交易用途之金融資產

	於 二零一零年 六月三十日	於 二零零九年 十二月三十一日
權益證券，按市值		
於香港上市之股份	**19,554**	22,851
於香港以外上市之股份	**1,170**	1,535
	20,724	24,386

9. 股本

		金額		
法定股本 – 每股面值1港元之普通股股份	**股份數目** *（千股）*	**普通股股份**	**股份溢價**	**總額**
於二零零九年十二月三十一日及二零一零年六月三十日	5,000,000	646,496	–	646,496
已發行及繳足股本 – 每股面值1港元之普通股股份				
於二零零九年一月一日	2,885,363	372,561	1,568,436	1,940,997
行使購股權				
– 配發股份	474	61	554	615
– 轉撥自購股權儲備	–	–	117	117
於二零零九年六月三十日	2,885,837	372,622	1,569,107	1,941,729
行使購股權				
– 配發股份	1,142	148	1,334	1,482
– 轉撥自購股權儲備	–	–	237	237
於二零零九年十二月三十一日及二零一零年一月一日	2,886,979	372,770	1,570,678	1,943,448
行使購股權				
– 配發股份	413	53	467	520
– 轉撥自購股權儲備	–	–	54	54
於二零一零年六月三十日	**2,887,392**	**372,823**	**1,571,199**	**1,944,022**

9. 股本 *(續)*

根據行政人員購股權計劃及新購股權計劃按不同行使價授予本公司購股權持有人之若干購股權已獲行使及下列新股份已獲發行：

	所發行購股權股份數目						
	按每股購股權股份8.26港元	按每股購股權股份8.82港元	按每股購股權股份8.18港元	按每股購股權股份6.81港元	按每股購股權股份11.60港元	按每股購股權股份14.60港元	總代價
							千美元
於二零一零年							
一月	–	276,195	–	–	–	–	314
四月	–	–	–	–	35,000	–	52
五月	–	–	–	–	100,000	2,000	154
截至二零一零年六月三十日止六個月	–	**276,195**	–	–	**135,000**	**2,000**	**520**
截至二零零九年六月三十日止六個月	–	53,528	–	120,000	300,000	–	615
截至二零零九年十二月三十一日止年度	–	416,944	–	320,000	815,000	64,000	2,097

截至二零一零年六月三十日止六個月，股份於緊接購股權獲行使日期前之加權平均收市價為14.34港元（截至二零零九年六月三十日止六個月：12.23港元）。

購股權

購股權乃授予董事及主要僱員。已授出購股權之行使價乃相等於／高於授出購股權當日股份之收市價。董事及僱員於完成一年服務（歸屬期）時方可享有購股權。購股權自授出日一年後方可行使，購股權之有效合約期為十年。本集團並無法律或推定責任須以現金購回或清償購股權。

本公司設有兩項購股權計劃：行政人員購股權計劃及新購股權計劃。此兩項計劃之詳情載列於本報告「購股權」一節內。

9. 股本 *(續)*

尚未行使之購股權股份數目之變動及其相關加權平均行使價如下:

	截至二零一零年六月三十日止六個月		截至二零零九年十二月三十一日止年度	
	每股購股權股份之平均行使價(港元)	購股權股份數目	每股購股權股份之平均行使價(港元)	購股權股份數目
於一月一日	12.48	13,769,466	12.20	16,005,410
已行使	9.76	(413,195)	10.05	(1,615,944)
已失效	12.12	(643,850)	11.50	(620,000)
於六月三十日/十二月三十一日	12.59	12,712,421	12.48	13,769,466

於期/年末尚未行使之購股權股份如下:

最後可行使日期	每股購股權股份之行使價(港元)	購股權股份數目於二零一零年六月三十日	購股權股份數目於二零零九年十二月三十一日
行政人員購股權計劃			
二零一零年一月十四日	8.82	–	497,545
二零一一年一月十四日	8.18	67,921	67,921
		67,921	565,466
新購股權計劃			
二零零九年十二月三十一日	11.60	–	55,000
二零零九年十二月三十一日	14.60	–	277,500
二零一零年九月一日	11.60	–	100,000
二零一零年九月一日	14.60	40,000	40,000
二零一零年十二月三十一日	11.60	50,000	–
二零一零年十二月三十一日	14.60	120,000	100,000
二零一二年五月二十八日	6.81	540,000	540,000
二零一五年四月二十七日	11.60	6,927,000	7,062,000
二零一六年六月十五日	14.60	4,967,500	5,029,500
		12,644,500	13,204,000

截至二零一零年及二零零九年六月三十日止六個月內概無授出購股權。

每股行使價為6.81港元及11.60港元可分別認購50,000股及120,000股股份之購股權已於二零一零年六月三十日後至本財務報表核准日期止期間獲行使。於二零一零年六月三十日後至本財務報表核准日期止期間,可認購15,000股股份之購股權(行使價為每股14.60港元)已失效。

10. 其他儲備

	購股權	資本贖回	外匯變動	資本	其他	繳入盈餘	總額
於二零零九年一月一日	6,845	10,666	324,811	601,490	1,368	389,741	1,334,921
貨幣匯兌差額	–	–	21,959	–	–	–	21,959
出售一家附屬公司部份權益時之匯兌儲備轉撥	–	–	497	–	–	–	497
行使購股權 — 轉撥至股份溢價	(117)	–	–	–	–	–	(117)
於二零零九年六月三十日	6,728	10,666	347,267	601,490	1,368	389,741	1,357,260
貨幣匯兌差額	–	–	55,301	–	–	–	55,301
行使購股權 — 轉撥至股份溢價	(237)	–	–	–	–	–	(237)
於二零零九年十二月三十一日及二零一零年一月一日	6,491	10,666	402,568	601,490	1,368	389,741	1,412,324
貨幣匯兌差額	–	–	(7,987)	–	–	–	(7,987)
行使購股權 — 轉撥至股份溢價	(54)	–	–	–	–	–	(54)
於二零一零年六月三十日	**6,437**	**10,666**	**394,581**	**601,490**	**1,368**	**389,741**	**1,404,283**

11. 銀行貸款及透支

	於 二零一零年 六月三十日	於 二零零九年 十二月三十一日
透支 — 無抵押	**67**	71
銀行貸款 — 有抵押 *(附註23(c))*	**56,141**	107,726
銀行貸款 — 無抵押	**2,491,250**	2,401,932
	2,547,458	2,509,729

11. 銀行貸款及透支（續）

銀行貸款及透支到期情況如下：

	於 二零一零年 六月三十日	於 二零零九年 十二月三十一日
一年內	**274,221**	269,176
第一年至第二年間	**1,115,389**	1,270,972
第二年至第五年間	**1,108,544**	908,798
於五年內悉數償還	**2,498,154**	2,448,946
五年後	**49,304**	60,783
	2,547,458	2,509,729

於財務狀況表結算日之實際年利率如下：

	二零一零年六月三十日							
	港元	**人民幣**	**馬元**	**美元**	**日圓**	**披索**	**歐元**	**泰銖**
銀行透支	**–**	**–**	**6.55%**	**–**	**–**	**–**	**–**	**–**
銀行借款	**0.97%**	**5.30%**	**3.44%**	**1.03%**	**1.02%**	**4.75%**	**1.15%**	**3.93%**

	二零零九年十二月三十一日							
	港元	人民幣	馬元	美元	日圓	披索	歐元	泰銖
銀行透支	–	–	6.10%	–	–	–	–	–
銀行借款	0.47%	5.32%	3.03%	0.86%	1.09%	4.85%	0.88%	3.93%

銀行貸款及透支之賬面值貼近公平值，其貨幣面額如下：

	於 二零一零年 六月三十日	於 二零零九年 十二月三十一日
港元	**1,108,249**	1,069,545
人民幣	**446,848**	435,135
馬元	**45,900**	50,540
美元	**627,960**	677,960
日圓	**67,682**	65,034
菲律賓披索	**61,416**	61,301
歐元	**183,262**	144,217
泰銖	**6,141**	5,997
	2,547,458	2,509,729

11. 銀行貸款及透支 *(續)*

本集團有下列尚未提取備用借款：

	於 二零一零年 六月三十日	於 二零零九年 十二月三十一日
浮息		
一於一年內到期	**144,703**	141,648
一於一年後到期	**466,405**	320,015
定息		
一於一年內到期	**–**	4,833
	611,108	466,496

12. 衍生金融工具

	於 二零一零年 六月三十日	於 二零零九年 十二月三十一日
非流動負債		
利率掉期合約－非對沖	**49,283**	44,773
流動負債		
利率掉期合約－非對沖	**–**	1,740
遠期匯率合約－非對沖	**344**	–
	344	1,740

本集團於過往年度透過訂立香港銀行同業拆息及倫敦銀行同業拆息利率掉期合約對沖其中期利率風險。然而，此等掉期合約不符合採用對沖會計法。此等衍生工具於訂立合約之日初步按公平值確認，其後按公平值重新計量。所記錄之公平值將視乎當前的金融市況及預期利率環境而分類為資產或負債。公平值變動連同現金付款／收取之淨額（支付香港銀行同業拆息／倫敦銀行同業拆息之固定利率及收取浮動利率之差額）會立即確認於綜合收益表內「其他（虧損）／收益－淨額」。

於二零一零年六月三十日之未平倉香港銀行同業拆息及倫敦銀行同業拆息利率掉期合約之名義本金分別為3,460,000,000港元及100,000,000美元（二零零九年十二月三十一日：分別為4,760,000,000港元及100,000,000美元）。

於二零一零年六月三十日，固定年利率介乎4.28%至4.70%（二零零九年十二月三十一日：年利率4.28%至4.70%）。

泰國一家非全資附屬公司持有一份15,085,000美元之未償還泰銖與美元之短期遠期外匯合約，遠期匯率為1美元兌33.34泰銖，於二零一零年八月終到期。

13. 欠非控制性股東之款項

(a) 欠非控制性股東之款項(非流動部份)為無抵押,並按下列條款償還:

	於	
	二零一零年六月三十日	二零零九年十二月三十一日
一倫敦銀行同業拆息率加2.5%之年利率,並須於二零一五年六月三十日悉數償還	–	772
一倫敦銀行同業拆息率加1%之年利率,並須於二零一二年四月二十日悉數償還	**7,380**	7,380
一倫敦銀行同業拆息率加1%之年利率,並須於二零一四年十二月二日悉數償還	**1,667**	1,667
一免息及毋須於十二個月內償還	**24,079**	25,510
	33,126	35,329

於首次確認欠非控制性股東之款項之免息部份時計算公平值而使用之實際利率為年利率4.1%。

(b) 欠非控制性股東之款項(流動部份)為無抵押,並按下列條款償還:

	於	
	二零一零年六月三十日	二零零九年十二月三十一日
一免息及無固定還款期	**5,022**	5,178

欠非控制性股東之款項(包括上述(a)及(b)之流動及非流動部份)之公平值與其賬面值並無重大差異。

14. 應付賬項及應計項目

	於	
	二零一零年六月三十日	二零零九年十二月三十一日
貿易應付款	**59,289**	65,315
應付建造成本及應計開支	**298,004**	376,472
	357,293	441,787

貿易應付款之賬齡分析如下:

	於	
	二零一零年六月三十日	二零零九年十二月三十一日
0 – 3個月	**54,011**	60,077
4 – 6個月	**2,460**	2,450
6個月以上	**2,818**	2,788
	59,289	65,315

15. 按性質劃分之開支

包括於銷售成本、市場推廣費用、行政開支及其他經營開支內之開支分析如下：

	截至六月三十日止六個月	
	二零一零年	二零零九年 *（重列）*
物業、廠房及設備折舊（扣除已資本化金額87,000美元（二零零九年：211,000美元））*（附註4）*	**111,846**	96,712
租賃土地及土地使用權攤銷 *（附註4）*	**5,621**	5,238
商標及網站開發攤銷 *（附註4）*	**556**	612
僱員福利開支	**197,804**	164,774
營運中已售或消耗之存貨成本	**99,143**	74,784
出售物業、廠房及設備及投資物業取替部份之虧損	**670**	850
因重新發展一間渡假酒店及酒店裝修而棄置之物業、廠房及設備	**9,294**	1,855
發展中物業減值虧損撥備	**–**	3,827

16. 其他（虧損）／收益 － 淨額

	截至六月三十日止六個月	
	二零一零年	二零零九年
持作交易用途之金融資產之未實現（虧損）／收益淨額	**(3,662)**	7,641
衍生金融工具之公平值（虧損）／收益		
－ 利率掉期合約	**(16,509)**	1,739
－ 遠期外匯合約	**(342)**	–
一家聯營公司股權重組產生之所得稅撥備	**–**	(5,000)
租賃物業抵押按金之公平值調整	**–**	(2,364)
利息收入	**2,606**	2,325
股息收入	**465**	249
其他	**393**	(63)
	(17,049)	4,527

17. 融資費用 － 淨額

	截至六月三十日止六個月	
	二零一零年	二零零九年
利息開支		
－ 銀行貸款及透支	**22,103**	17,302
－ 其他貸款	**1,367**	768
	23,470	18,070
減：資本化金額	**(1,250)**	(7,482)
	22,220	10,588
外匯交易（收益）／虧損淨額	**(894)**	260
	21,326	10,848

期內用以釐定可資本化之借款成本金額之實際資本化年利率為1.8%（二零零九年：1.7%）。

18. 應佔聯營公司溢利

	截至六月三十日止六個月	
	二零一零年	二零零九年
應佔聯營公司之除税前溢利（未計及應佔投資物業公平值增加淨額及減值虧損撥備）	**38,859**	31,520
應佔投資物業之公平值增加淨額	**43,557**	91,051
紐約發展項目減值虧損撥備	**–**	(24,800)
應佔聯營公司之除税前溢利	**82,416**	97,771
應佔聯營公司税項（未扣除投資物業公平值收益之遞延税項負債撥備）	**(9,646)**	(8,541)
應佔投資物業公平值收益之遞延税項負債撥備	**(10,889)**	(20,112)
應佔聯營公司税項	**(20,535)**	(28,653)
應佔聯營公司溢利	**61,881**	69,118

19. 所得税開支

香港利得税乃按期內估計應課税溢利按16.5%（二零零九年：16.5%）税率計提撥備。香港以外地區之税項包括附屬公司所派發之股息而已付及應付之預扣税及本集團屬下在香港以外地區經營之公司之估計應課税溢利按適用之税率計提撥備。

	截至六月三十日止六個月	
	二零一零年	二零零九年
當期所得税		
－香港利得税	**5,171**	4,071
－海外税項	**24,004**	17,330
遞延所得税開支／(計入)	**1,269**	(11,278)
	30,444	10,123

截至二零零九年六月三十日止六個月之遞延所得税已就菲律賓及斐濟由二零零九年一月一日起將所得税税率調低而撥回附屬公司遞延税項負債撥備11,049,000美元後列賬。

20. 每股盈利

基本

每股基本盈利乃根據本公司權益持有人應佔溢利除以期內已發行普通股股份之加權平均數計算。

	截至六月三十日止六個月	
	二零一零年	二零零九年
本公司權益持有人應佔溢利*（千美元）*	**74,752**	67,264
已發行普通股股份之加權平均數*（千股）*	**2,876,410**	2,874,578
每股基本盈利*（每股美仙）*	**2.599**	2.340

攤薄

每股攤薄盈利乃按照假設所有攤薄潛在普通股股份已進行轉換而調整之已發行普通股股份之加權平均數計算。就購股權而言，已計算根據尚未行使購股權所附帶認購權之貨幣價值公平值而釐定之應可被購之股份數目，該公平值乃根據本公司股份之每年平均股份市價釐定。上述計算所得股份數目之增加額為假設行使購股權而發行之股份數目。

截至二零一零年六月三十日止六個月，根據行政人員購股權計劃而發行行使價為8.82港元及8.18港元之購股權連同根據新購股權計劃而發行行使價為6.81港元及11.60港元之購股權有最大攤薄影響。截至二零零九年六月三十日止六個月，根據行政人員購股權計劃而發行行使價為8.82港元及8.18港元之購股權連同根據新購股權計劃而發行行使價為6.81港元之購股權有最大攤薄影響。

	截至六月三十日止六個月	
	二零一零年	二零零九年
本公司權益持有人應佔溢利*（千美元）*	**74,752**	67,264
已發行普通股股份之加權平均數*（千股）*	**2,876,410**	2,874,578
購股權調整*（千股）*	**1,790**	442
計算每股攤薄盈利所用之普通股股份加權平均數*（千股）*	**2,878,200**	2,875,020
每股攤薄盈利*（每股美仙）*	**2.597**	2.340

21. 股息

	截至六月三十日止六個月	
	二零一零年	二零零九年
中期股息每股普通股股份10港仙（二零零九年：6港仙）	**37,119**	22,258

附註：

(a) 董事會於二零一零年三月十七日舉行之會議上建議派發截至二零零九年十二月三十一日止年度之末期股息每股普通股股份6港仙，已於二零一零年六月七日派付，並已反映為截至二零一零年六月三十日止六個月之保留盈利分派。

(b) 董事會於二零一零年八月二十五日舉行之會議上宣佈派發截至二零一零年十二月三十一日止年度之中期股息每股普通股股份10港仙。該宣佈派發之股息未於此財務報表中當作應付股息列賬，惟將反映為截至二零一零年十二月三十一日止年度之保留盈利分派。截至二零一零年六月三十日止六個月之宣佈派發之中期股息為37,119,000美元，此乃根據本公司於批准此等財務報表日期之2,887,561,817股已發行股份計算（惟經本公司一家附屬公司持有之本公司10,867,055股普通股股份調整，而為數140,000美元已於綜合時抵銷）。

22. 收購附屬公司之額外權益

於二零一零年二月，本集團完成有關向長春香格里拉大酒店有限公司（「長春香格里拉大酒店」，交易完成前為本公司一間間接擁有90%權益之附屬公司，其擁有中國國內之長春香格里拉大飯店）及吉林省嘉里房地產發展有限公司（「吉林嘉里房地產發展」，交易完成前為本公司一間間接擁有90%權益之附屬公司，其擁有長春香格里拉大飯店所在地之地塊）之非控制性股東收購該兩間附屬公司各自之10%權益之關連交易。根據兩份有關協議，非控制性股東已向本集團轉讓其於長春香格里拉大酒店之10%權益及吉林嘉里房地產發展之10%權益連同股東貸款人民幣2,500,000元（約366,000美元），代價分別為人民幣38,000,000元（約5,587,000美元）及人民幣9,639,000元（約1,412,000美元）。於交易完成後，本集團擁有長春香格里拉大酒店及吉林嘉里房地產發展之全部權益。所收購資產淨值及貸款之詳情如下：

收購代價總額	6,999
減：所收購資產淨值賬面值之實際權益	(2,562)
於吉林嘉里房地產發展所收購股東貸款之本金額	(366)
直接於權益內確認之非控制性權益經調整之金額與代價之公平值間之差額	4,071

長春香格里拉大酒店及吉林嘉里房地產發展於收購日期之資產及負債之賬面值合併總額如下：

固定資產	51,033
土地使用權	5,051
流動資產	6,516
流動負債	(9,573)
股東貸款	(27,403)
資產淨值	25,624
應佔所收購資產淨值	2,562

23. 財務擔保、或然負債及資產抵押

(a) 財務擔保

於二零一零年六月三十日，本集團之財務擔保如下：

(i) 本集團就若干聯營公司獲授銀行信貸與銀行簽訂按比例之擔保。本集團亦就一家聯營公司獲授銀行信貸與聯營公司之主要股東(其已向銀行做出悉數擔保)簽訂反擔保。本集團為該等聯營公司所擔保之銀行信貸之已動用數額為65,166,000美元(二零零九年十二月三十一日：47,795,000美元)。該等擔保以各有關之合約金額列明。董事會認為該等擔保應不會被要求予以執行。

(ii) 本公司連同其他三名擔保人(統稱「擔保人」)與若干放款人簽訂一份具限制追索權之擔保(recourse carve-out guarantee)，以為Park Avenue Hotel Acquisition, LLC(「借款人」)(本集團擁有25.9%權益之聯營公司擁有75%權益之附屬公司，為位於美國紐約州紐約市610 Lexington Avenue之項目(「該項目」)之擁有人)獲放款人授出之若干銀行信貸提供擔保。由於借款人未能支付於到期日(為二零零九年四月八日)到期支付之未償還貸款，放款人已對借款人提出止贖權索償(foreclosure claim)。此外，由於借款人指稱出現全面追索情況，放款人修訂其對借款人提出之止贖權索償(foreclosure claim)，以包括如該項目之止贖出售所得之款項不足以償還全部已到期未償還貸款金額，則對該項目所負貸款之所有擔保人(包括本公司)作出不足償還判決(deficiency judgement)。放款人申索根據貸款文件到期支付及償還之約133,602,000美元以及所有應計利息及其他支出，並只對擔保人申索於止贖索償下出售該項目後餘下之任何不足之金額。在止贖權索償下的不足償還判決要求對本公司及擔保人之索償已於二零一零年二月二十四日根據紐約州最高法院之裁決及命令被駁回。有關駁回之命令並非最終裁決，因放款人已於二零一零年四月向紐約州最高法院上訴庭提出上訴。本公司之法律顧問認為，駁回命令乃屬正確之裁決，且可能於上訴中維持該頗具説服力之判決。因此，本公司認為，出現對本公司(作為擔保人)於止贖權索償下提出申索之不利結果之可能性極微。除了繼續就放款人向本公司提出之訴訟抗辯外，董事會擬在擔保人最終被判敗訴之情況下，行使本公司於擔保人訂立之注資協議項下之權利。該注資協議訂明其他擔保人須承擔上述具限制追索權擔保項下任何負債之80.575%，而本公司僅須承擔對擔保人之任何負債總額之19.425%，金額為25,952,000美元。

(b) 或然負債

於二零一零年六月三十日，本集團就與有關執行酒店樓宇建造工程之若干樓宇承包商獲取銀行之備用信用狀簽訂提供金額為21,136,000美元(二零零九年十二月三十一日：38,852,000美元)之擔保。於二零一零年六月三十日，該等信貸仍未被提取。

根據就一份管理合約項下酒店之財務表現簽訂以該間位於悉尼之酒店之擁有人為受益人之履約擔保，於二零零九年十二月三十一日產生之或然負債2,425,000澳元(相等於2,277,000美元)已於二零一零年六月三十日前在上述金額支付後獲全面解除。

23. 財務擔保、或然負債及資產抵押(續)

(c) 其他抵押

於二零一零年六月三十日,若干附屬公司獲授之56,141,000美元(二零零九年十二月三十一日:107,726,000美元)銀行借貸乃以下列各項作為抵押:

(i) 一間附屬公司賬面淨值為57,336,000美元之永久業權土地及建築(二零零九年十二月三十一日:55,806,000美元)。

(ii) 一間附屬公司所擁有之土地租賃權及所有不動資產,連同該附屬公司賬面淨值為164,038,000美元之所有權益股份作為抵押(二零零九年十二月三十一日:169,683,000美元)。

於二零零九年十二月三十一日,一家附屬公司以其賬面淨值為54,455,000美元之酒店樓宇、汽車、機器、傢俬、固定裝置及設備之保單權利與利益作為抵押獲授之51,729,000美元銀行借貸已於二零一零年六月三十日之前悉數償還。

24. 承擔

於財務狀況表結算日已承擔惟尚未產生之資本開支如下:

	於 二零一零年 六月三十日	 二零零九年 十二月三十一日
現有物業－物業、廠房及設備及投資物業		
已訂約但未撥備	**164,697**	120,537
已獲授權但未訂約	**50,844**	181,929
發展項目		
已訂約但未撥備	**159,040**	121,000
已獲授權但未訂約	**977,000**	907,670
	1,351,581	1,331,136

25. 關連人士交易

Kerry Group Limited(「KGL」)於二零一零年六月三十日根據證券及期貨條例第336條規定而須予存置之登記冊內所載擁有本公司大約50.03%已發行普通股股份,並對本公司有重大影響力。

與關連人士已進行以下交易:

	截至六月三十日止六個月 二零一零年	 二零零九年
(a) 與KGL附屬公司之交易(不包括本公司之附屬公司)		
收取酒店管理與相關服務及專利費用	**923**	777
支付項目管理服務及項目諮詢服務費用	**46**	200
付還辦公室開支及支付行政及相關費用	**1,222**	892
支付辦公室租金、管理費及差餉	**983**	1,094

25. 關連人士交易 *（續）*

	截至六月三十日止六個月	
	二零一零年	二零零九年
(b) 與本集團聯營公司之交易		
收取酒店管理與相關服務及專利費用	**4,504**	3,336
收取洗衣服務費	**409**	306
支付航班服務費	**–**	146

	於	
	二零一零年六月三十日	二零零九年十二月三十一日
(c) 向KGL附屬公司提供之財務資助（不包括本公司之附屬公司）		
給予本集團聯營公司之貸款結餘	**83,455**	83,455
就本集團聯營公司所獲取之銀行貸款／信貸與銀行簽訂之擔保結餘	**51,736**	31,099

	於	
	二零一零年六月三十日	二零零九年十二月三十一日
(d) 向本集團聯營公司提供之財務資助（不包括上列(c)項）		
給予本集團聯營公司之貸款結餘	**97,841**	98,673
就本集團一家聯營公司所獲取之銀行貸款／信貸與銀行簽訂之擔保結餘	**13,430**	16,696

期內上述交易之條款並無重大變動。

	截至六月三十日止六個月	
	二零一零年	二零零九年
(e) 主要管理層補償金		
袍金、薪金及其他短期僱員福利	**1,065**	1,534
僱傭期後之福利	**–**	56
	1,065	1,590

26. 財務狀況表結算日後事項

(a) 於二零一零年六月三十日後至本財務報表核准日期止期間，本公司合共發行170,000股新普通股股份予已行使權利認購本公司股份之購股權持有人。

(b) 於二零一零年八月，本集團簽訂了一份金額為300,000,000港元（相等於38,710,000美元）之無抵押雙邊銀行貸款協議。

業務回顧

（業績與去年同期比較）

本集團之業務由三個主要分部組成：

酒店營運	–	擁有及營運酒店
酒店管理	–	為集團擁有之酒店及第三方擁有之酒店提供酒店管理及相關服務
物業租賃	–	擁有及出租辦公室物業、商用物業及服務式公寓

收入

酒店營運

– 繼續是收入及經營溢利之主要來源。

– 於二零一零年六月三十日，本集團於50間營運中之酒店（共有24,552間客房）擁有股本權益，包括上海波特曼麗嘉酒店（「波特曼」）及香港仁民飯店（「仁民飯店」，其後已重新命名為香港盛貿飯店）。擁有200間客房之東京香格里拉大酒店（「東京香格里拉」）乃以中期經營租賃方式營運。

– 儘管全球經濟形勢仍然不明朗，本集團於二零一零年上半年之業績仍錄得增長。

– 主要業績指標方面，所有酒店業績較去年同期提升，惟日本和泰國酒店客房價除外。分部業績載列於本報告第13頁。

– 中國國內所有酒店入住率及每房收入均有所增長，儘管若干酒店（包括四家於北京之酒店）之客房價持續受壓。

– 擁有449間客房之桂林香格里拉大酒店（本公司全資擁有之酒店）於二零一零年三月九日開業。

– 新加坡之業績因新加坡聖淘沙大酒店於二零一零年三月十五日暫時關閉以重新發展而受到不利影響。該酒店預期於二零一一年初重新開業。

– 東京香格里拉及菲律賓香格里拉長灘島渡假酒店之業績均有改善，每房收入分別增加105%及131%。

– 本期間完結後，擁有278間客房之北京國貿大酒店（本公司擁有40.19%權益之酒店）於二零一零年八月十六日開業，致使中國國內營運酒店總數達28家。

業務回顧 *（續）*

收入 *（續）*

酒店營運 *（續）*

本集團期內之主要業績指標（按非合併基準）如下：

國家	**二零一零年加權平均**			二零零九年加權平均		
	入住率 (%)	**暫住客房價 (美元)**	**每房收入 (美元)**	入住率 (%)	暫住客房價 (美元)	每房收入 (美元)
中華人民共和國						
香港	**69**	**269**	**211**	57	252	138
中國國內	**60**	**133**	**79**	46	134	60
新加坡	**66**	**191**	**150**	61	184	115
馬來西亞	**62**	**133**	**80**	54	118	73
菲律賓	**73**	**161**	**115**	68	149	97
日本	**59**	**441**	**254**	24	543	124
泰國	**39**	**145**	**65**	26	159	63
其他國家	**65**	**142**	**91**	52	99	50
本集團	**61**	**153**	**96**	50	147	74

附註： 計算在翻新工程中酒店之每房收入時已扣除正進行翻新客房之數目。

酒店管理

- 於二零一零年六月三十日，除仁民飯店及波特曼外，本集團擁有股本權益之其他48間酒店以及東京香格里拉全部由酒店管理附屬公司SLIM International Limited及其附屬公司（「SLIM」）管理。

- 於二零一零年六月三十日，SLIM持有由第三方擁有之17間營運中之酒店之酒店管理合約。該17間酒店之整體加權平均每房收入及客房價分別增加17%及6%。

- 經減除源自同系附屬公司之收入後，SLIM之綜合收入錄得20%增長。

- 截至二零一零年六月三十日止六個月，SLIM與以下酒店訂立新酒店管理協議：

  - 將於二零一一年底開業擁有469間客房位於中國國內之重慶香格里拉大酒店

  - 將於二零一二年開業擁有325間客房位於中國國內之海口香格里拉大酒店

  - 將於二零一二年開業擁有200間客房位於土耳其之伊斯坦布爾香格里拉大酒店

- 於二零一零年八月，SLIM與一間將於二零一一年底開業擁有341間客房之常州武進盛貿飯店訂立酒店管理協議。於本報告日期，SLIM持有15間由第三方擁有之興建中酒店之管理協議。

- 於二零一零年八月一日，根據一項新酒店管理協議，仁民飯店已重新命名為香港盛貿飯店。

業務回顧 *（續）*

收入 *（續）*

物業租賃

- 本集團之投資物業主要位於上海及北京，均由聯營公司持有。
- 除北京中國國際貿易中心及上海商城之公寓，以及成都香格里拉中心之辦公室大樓外，本集團於中國國內之主要物業之服務式公寓及辦公室樓面之收益率普遍下跌。
- 商業樓面方面，除北京嘉里中心及上海嘉里中心外，本集團於中國國內之主要物業之收益率均錄得升幅。
- 本期間完結後，北京最高建築及該市地標之國貿大廈（本集團擁有40.19%權益）於二零一零年八月開業。

綜合溢利

- 按分部基準計算，來自酒店營運之本公司權益持有人應佔純利增加39,200,000美元，而投資物業之貢獻淨額則與去年同期持平。
- 未計非營運項目前之純利由二零零九年之12,900,000美元增加至二零一零年之71,100,000美元。
- 本期間計入非營運項目淨額為3,700,000美元（去年同期為54,400,000美元），主要為投資物業之公平值收益32,700,000美元（已扣除稅項），及抵銷因持作交易用途之金融資產之未實現虧損3,600,000美元、利率掉期合約之公平值虧損16,500,000美元及因新加坡聖淘沙大酒店重新發展而棄置固定資產之虧損7,700,000美元。

企業債務及財務狀況

於企業層面，本集團於期內簽訂三份五年期合共270,000,000美元及500,000,000港元（約64,500,000美元）之無抵押雙邊銀行貸款協議。該等貸款協議乃為項目融資及就於二零一一年到期之貸款作出再融資安排而簽訂。於附屬公司層面，法國一家全資附屬公司簽訂兩份三年期合共50,000,000歐元（約61,100,000美元）之無抵押銀行貸款協議。中國國內一家非全資附屬公司亦已簽訂兩份五年期合共人民幣480,000,000元（約70,700,000美元）之無抵押銀行貸款協議及一份兩年期85,000,000港元（約11,000,000美元）之無抵押銀行貸款協議，就其於二零一零年三月到期之未償還貸款再融資。

本集團於已承諾銀行信貸提取貸款時未曾遇到任何困難。於本財政期間或於期間完結後，概無銀行信貸被銀行註銷。

借款淨額（銀行貸款及透支之總額減現金及銀行結餘）與權益總額之比率（即資本負債比率）由二零零九年十二月三十一日之40.6%上升至二零一零年六月三十日之41.5%。

本集團已履行其於借款協議項下之所有契約。

企業債務及財務狀況(續)

於二零一零年六月三十日之未償還借款分析如下:

	於二零一零年六月三十日已訂約之借款之到期日				
	償還期				
(百萬美元)	一年內	第二年	第三年至第五年	五年後	總額
借款					
企業銀行貸款-無抵押	128.0	884.8	260.0	–	1,272.8
項目銀行貸款及透支					
-有抵押	2.5	16.2	30.0	7.5	56.2
-無抵押	143.7	214.4	818.6	41.8	1,218.5
總額	274.2	1,115.4	1,108.6	49.3	2,547.5
未提取但已承諾之信貸					
銀行貸款及透支	144.7	0.3	466.1	–	611.1

於本期間完結後及截至本報告日期,本集團於企業層面簽訂一份款額為300,000,000港元(約38,700,000美元)之無抵押雙邊之銀行貸款協議。

於二零一零年六月三十日之借款與現金及銀行結餘貨幣組合如下:

(百萬美元)	借款	現金及銀行結餘
港元	1,108.3	225.2
人民幣	446.8	217.7
美元	628.0	103.8
新加坡元	–	13.7
馬元	45.9	6.4
日圓	67.7	1.8
菲律賓披索	61.4	15.4
歐元	183.3	36.9
泰銖	6.1	9.3
斐濟元	–	5.7
蒙古圖格里克	–	4.6
其他貨幣	–	0.6
	2,547.5	641.1

除人民幣貸款按中國人民銀行不時規定之利率計息外,所有借款均按浮動利率計息。

於二零一零年六月三十日之或然負債詳情已於本報告所載未經審核財務報表附註23內披露。

庫務政策

誠如二零零九年年報所披露，庫務政策旨在盡量減低利息及貨幣風險，且庫務政策已獲本集團貫徹遵循。於若干香港銀行同業拆息利率掉期合約到期後，未平倉之香港銀行同業拆息及倫敦銀行同業拆息利率掉期合約之本金金額分別減少至3,460,000,000港元（約446,500,000美元）（固定年利率介乎4.28%至4.63%）及100,000,000美元（固定年利率為4.70%）。計及利率掉期合約及人民幣計值貸款，於二零一零年六月三十日，本集團已為其39%之未償還貸款固定其利息負債。

經考慮涉及之貨幣風險及取得有關保障之成本後，本集團認為不適宜透過遠期外匯合約就貨幣風險進行大量對沖。泰國一家非全資附屬公司持有一份15,000,000美元之未償還泰銖與美元之短期遠期外匯合約，於二零一零年八月到期，以對沖一份本金金額相同之短期集團間貸款。

投資物業估值

本集團以公平值為基準計量其投資物業組合（包括興建中供未來使用及其公平值可於二零一零年六月三十日可靠釐定之物業）。於截至二零一零年六月三十日止六個月，本集團應佔由若干聯營公司擁有之興建中投資物業公平值增加之部份（扣除遞延税項後）為33,000,000美元。

持作交易用途之金融資產 – 交易證券

投資組合於期內維持不變。於期內，本集團錄得未實現公平值虧損淨額3,700,000美元（計入應佔之非控制性權益後為3,600,000美元）及股息收入500,000美元（計入應佔之非控制性權益後為400,000美元）。

發展工程

下列項目均在興建中：

	本集團之權益	酒店客房數目	服務式公寓	預計開業日期
中國國內之酒店				
滿洲里香格里拉大酒店	100%	201	16	二零一一年中
其他國家之酒店				
法國巴黎香格里拉大酒店	100%	101	–	二零一零年底
奧地利維也納香格里拉大酒店	經營租賃	207	–	二零一一年初
蒙古人民共和國烏蘭巴托香格里拉大酒店	75%	252	6	二零一二年
英國倫敦橋香格里拉大酒店	經營租賃	214	–	二零一二年
其他項目及綜合發展項目				
上海浦東嘉里城（包括上海浦東嘉里大酒店）	23.20%	574	182	二零一一年初
天津嘉里中心（包括天津香格里拉大酒店）	20%	535	12	二零一二年
上海靜安嘉里中心（包括靜安香格里拉大酒店）	49%	518	4	二零一二年
南京市項目（包括南京香格里拉大酒店）	55%	670	5	二零一二年

發展工程（續）

本集團及其合資方已為以下在中國國內的項目進行設計及概念策劃：

— 唐山市綜合發展項目（包括擁有370間客房之唐山香格里拉大酒店），本集團持有35%權益

— 南昌市綜合發展項目（包括擁有319間客房之南昌香格里拉大酒店），本集團持有20%權益

此等項目將於二零一三年完成。

本集團之全資附屬公司亦已於若干中國國內省級城市（包括拉薩、三亞、秦皇島及曲阜）及馬爾代夫馬里購入土地使用權，以作酒店開發用途。本集團正檢討此等項目之開發計劃。

本集團現正與合資方檢討位於菲律賓馬尼拉都會區Taguig之Bonifacio Global City之綜合發展項目之發展規劃，本集團於該項目擁有40%權益。

於二零一零年二月二日，本集團就於中國國內成立一間外商獨資企業（「合資公司」，本集團將擁有該合資公司之45%權益）訂立一份股東協議，以便在中國國內濟南市開發包含酒店、商業及／或住宅元素之具潛質房地產發展項目。合資公司目前正參與競投兩幅適用於酒店及住宅發展之地塊。根據該股東協議，本集團應佔合資公司之最高投資金額為人民幣153,000,000元（約22,500,000美元）。

附屬公司及本集團應佔聯營公司就所有項目及其他翻新項目（包括新加坡聖淘沙大酒店之重新發展）需額外直接作出之估計出資額所涉及出資承擔現時估計為1,352,000,000美元，其中包括本集團就授予聯營公司之銀行貸款將簽訂之182,000,000美元擔保。

收購

於二零一零年二月，本集團完成有關向長春香格里拉大酒店有限公司及吉林省嘉里房地產發展有限公司之非控制性股東收購該兩間附屬公司各自之10%權益之關連交易。有關交易之詳情已於本報告所載簡明綜合中期財務報表附註22內詳述。

管理合約

於本報告日期，本集團持有第三方擁有之17間營運中酒店之管理協議。

此外，本集團持有15間新酒店之發展協議。該等發展項目分別位於多哈（卡塔爾）（兩間酒店）、多倫多、塞舌爾、班加羅爾（兩間酒店）、孟買、澳門（兩間酒店）、莫斯科、依斯干達（馬來西亞）、伊斯坦布爾、重慶、海口及常州。

前景

經濟不明朗因素依然困擾北美及歐洲之主要經濟體，但本集團主要營運地區亞洲經濟則表現良好。本集團對下半年之業務前景仍審慎樂觀。

人力資源

於二零一零年六月三十日，本公司及其附屬公司約有25,600名僱員。本集團所管理之酒店共聘有38,700人。

本集團已按二零零九年年報所披露貫徹執行薪酬政策、購股權計劃及培訓計劃。

購股權

根據本公司股東於一九九七年十二月十六日採納之行政人員購股權計劃(附註3)（「行政人員購股權計劃」）授出而於二零一零年六月三十日尚未行使之購股權股份詳情如下：

		授出日期	批次	於二零一零年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 (附註1)	期內已失效購股權股份數目	於二零一零年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
1.	連續訂約之僱員	二零零零年一月十五日	I	140,520	–	–	–	(101,756)	(38,764)	-	8.82	二零零一年一月十五日至二零一零年一月十四日
		二零零零年一月十五日	II	213,203	–	–	–	(174,439)	(38,764)	–	8.82	二零零二年一月十五日至二零一零年一月十四日
		二零零一年一月十五日	I	33,961	–	–	–	–	-	33,961	8.18	二零零二年一月十五日至二零一一年一月十四日
		二零零一年一月十五日	II	33,960	–	–	–	–	-	33,960	8.18	二零零三年一月十五日至二零一一年一月十四日
2.	其他參與者	二零零零年一月十五日	I	46,911	–	–	–	–	(46,911)	–	8.82	二零零一年一月十五日至二零一零年一月十四日
		二零零零年一月十五日	II	96,911	–	–	–	–	(96,911)	–	8.82	二零零二年一月十五日至二零一零年一月十四日
總額：				565,466	–	–	–	(276,195)	(221,350)	67,921		

購股權（續）

根據本公司股東於二零零二年五月二十四日採納之購股權計劃（「新購股權計劃」）授出而於二零一零年六月三十日尚未行使之購股權股份詳情如下：

		授出日期	批次	於二零一零年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目（附註1）	期內已失效購股權股份數目	於二零一零年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
1.	**董事**											
	雷孟成先生	二零零六年六月十六日	II	60,000	–	–	–	–	–	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
	Madhu Rama Chandra RAO先生	二零零五年四月二十八日	II	250,000	–	–	–	–	–	250,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零六年六月十六日	I	50,000	–	–	–	–	–	50,000	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	50,000	–	–	–	–	–	50,000	14.60	二零零八年六月十六日至二零一六年六月十五日
	Gregory Allan DOGAN先生（附註2）	二零零五年四月二十八日	II	–	–	50,000	–	–	–	50,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零六年六月十六日	I	–	–	37,500	–	–	–	37,500	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	–	–	37,500	–	–	–	37,500	14.60	二零零八年六月十六日至二零一六年六月十五日
	郭孔錀先生	二零零六年六月十六日	II	100,000	–	–	–	–	–	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
	Roberto V. ONGPIN先生	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
	Alexander Reid HAMILTON先生	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
	Timothy David DATTELS先生	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
2.	**連續訂約之僱員**	二零零二年五月二十九日	I	149,500	–	–	–	–	–	149,500	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	30,500	–	–	–	–	–	30,500	6.81	二零零四年五月二十九日至二零一二年五月二十八日
		二零零五年四月二十八日	I	2,208,000	–	–	(25,000)	–	(25,000)	2,158,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	2,854,000	–	–	(75,000)	(35,000)	(25,000)	2,719,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零六年六月十六日	I	1,492,500	–	–	(47,500)	–	(20,000)	1,425,000	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	1,724,500	–	–	(67,500)	(2,000)	(20,000)	1,635,000	14.60	二零零八年六月十六日至二零一六年六月十五日

購股權 *（續）*

		授出日期	批次	於二零一零年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目（附註1）	期內已失效購股權股份數目	於二零一零年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
3.	其他參與者	二零零二年五月二十九日	I	175,000	–	–	–	–	–	175,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	185,000	–	–	–	–	–	185,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
		二零零五年四月二十八日	I	50,000	–	–	–	(50,000)	–	–	11.60	二零零六年四月二十八日至二零一零年九月一日
		二零零五年四月二十八日	I	–	–	25,000	–	–	–	25,000	11.60	二零零六年四月二十八日至二零一零年十二月三十一日
		二零零五年四月二十八日	I	725,000	–	–	–	–	–	725,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	55,000	–	–	–	–	(55,000)	–	11.60	二零零七年四月二十八日至二零零九年十二月三十一日
		二零零五年四月二十八日	II	50,000		–	–	(50,000)	–	–	11.60	二零零七年四月二十八日至二零一零年九月一日
		二零零五年四月二十八日	II	–	–	25,000	–	–	–	25,000	11.60	二零零七年四月二十八日至二零一零年十二月三十一日
		二零零五年四月二十八日	II	725,000	–	–	–	–	–	725,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零六年六月十六日	I	120,000	–	–	–	–	(120,000)	–	14.60	二零零七年六月十六日至二零零九年十二月三十一日
		二零零六年六月十六日	I	20,000	–	–	–	–	–	20,000	14.60	二零零七年六月十六日至二零一零年九月一日
		二零零六年六月十六日	I	50,000	–	10,000	–	–	–	60,000	14.60	二零零七年六月十六日至二零一零年十二月三十一日
		二零零六年六月十六日	I	597,500	–	–	–	–	–	597,500	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	157,500	–	–	–	–	(157,500)	–	14.60	二零零八年六月十六日至二零零九年十二月三十一日
		二零零六年六月十六日	II	20,000	–	–	–	–	–	20,000	14.60	二零零八年六月十六日至二零一零年九月一日
		二零零六年六月十六日	II	50,000	–	10,000	–	–	–	60,000	14.60	二零零八年六月十六日至二零一零年十二月三十一日
		二零零六年六月十六日	II	775,000	–	20,000	–	–	–	795,000	14.60	二零零八年六月十六日至二零一六年六月十五日
總額：				13,204,000	–	215,000	(215,000)	(137,000)	(422,500)	12,644,500		

附註：

1. 緊接購股權獲行使日期前之股份加權平均收市價為14.34港元。

2. Gregory Allan DOGAN先生已獲委任為本公司董事，由二零一零年五月二十六日起生效。

3. 於二零零二年五月二十四日舉行之本公司股東特別大會上，本公司之股東批准採納新購股權計劃及終止行政人員購股權計劃之運作，此後不再根據行政人員購股權計劃授出任何購股權，惟行政人員購股權計劃之條文於其他各方面仍繼續完全有效。

4. 期內及於二零一零年六月三十日後及截至本報告日期，並無根據行政人員購股權計劃及新購股權計劃註銷任何購股權。

5. 於二零一零年六月三十日後及截至本報告日期，每股行使價為14.60港元涉及15,000股股份之購股權已經失效。

6. 於二零一零年六月三十日後及截至本報告日期，概無根據行政人員購股權計劃行使任何購股權，而在新購股權計劃下涉及170,000股股份之購股權經已行使。

董事於股份、相關股份及債權證之權益及淡倉

於二零一零年六月三十日，根據證券及期貨條例（「證券及期貨條例」）第352條規定本公司須予存置之登記冊所載或根據香港聯合交易所有限公司（「香港聯交所」）證券上市規則（「香港上市規則」）附錄十所載之上市發行人董事進行證券交易的標準守則（「標準守則」）另行向本公司及香港聯交所知會，董事於本公司及其相聯法團（「相聯法團」）（定義見證券及期貨條例第XV部）之股份、相關股份及債權證所擁有之權益及淡倉如下：

(a) 於本公司及相聯法團之股份之好倉

公司名稱	董事姓名	股份類別	持有股份數目					於二零一零年六月三十日佔相關公司已發行股本總額之
			個人權益（附註1）	家屬權益	法團權益	其他權益	總計	百分比
(i) 本公司	郭孔演先生	普通股	438,240	79,693（附註2）	1,808,240（附註3）	–	2,326,173	0.08%
	雷孟成先生	普通股	833,333	–	–	–	833,333	0.03%
	Madhu Rama Chandra RAO先生	普通股	30,000	–	–	–	30,000	0.00%
	Gregory Allan DOGAN先生	普通股	26,000	–	–	–	26,000	0.00%
	何建源先生	普通股	628,750	–	117,832,393（附註4）	–	118,461,143	4.10%
	郭孔錀先生	普通股	1,032,222	–	–	–	1,032,222	0.04%
	何建福先生（何建源先生之替任董事）	普通股	–	–	117,832,393（附註4）	–	117,832,393	4.08%
(ii) 相聯法團								
Shangri-La Hotel Public Company Limited	雷孟成先生	普通股	10,000	–	–	–	10,000	0.01%

附註：

1. 此等股份由有關董事以實益擁有人身份持有。

2. 此等股份由郭孔演先生之配偶持有。

3. 此等股份透過一家由郭孔演先生及其配偶控制100%權益之公司持有。

4. 77,164,807股股份透過由何建源先生及何建福先生各自擁有50%權益之公司持有。

   4,628,719股股份透過一家由何建源先生及何建福先生各自擁有25%權益之公司持有。

   4,323,268股股份透過一家由何建源先生及何建福先生分別擁有13.33%及7.08%權益之公司持有。

   31,715,599股股份透過由何建源先生及何建福先生分別擁有6.70%及6.81%權益之公司持有。

董事於股份、相關股份及債權證之權益及淡倉（續）

(b) 於本公司及相聯法團之相關股份之好倉

於二零一零年六月三十日，根據行政人員購股權計劃及新購股權計劃授予期內在任本公司董事之購股權之詳情載於本報告「購股權」一節內。

除上文所述者外，於二零一零年六月三十日，董事概無於本公司或其任何相聯法團之股份、相關股份或債權證中擁有須登記於本公司按證券及期貨條例第352條規定而須存置之登記冊或根據標準守則須另行知會本公司及香港聯交所之任何權益或淡倉。

本公司股本中之重大權益

於二零一零年六月三十日，按本公司根據證券及期貨條例第336條規定而須予存置之登記冊所載，下列人士（董事除外）擁有本公司股份及相關股份之權益及淡倉：

於本公司股份及相關股份之好倉

名稱	持有股份之身份	所持普通股數目	於二零一零年六月三十日佔本公司已發行股本總額之百分比
主要股東			
Kerry Group Limited（「KGL」）*（附註1）*	受控制公司之權益	1,444,678,887	50.03%
嘉里控股有限公司（「嘉里控股」）*（附註2及3）*	實益擁有人 受控制公司之權益	70,460,697 1,341,065,525	48.89%
Caninco Investments Limited（「Caninco」）*（附註3）*	實益擁有人 受控制公司之權益	500,582,400 127,034,035	21.74%
Paruni Limited（「Paruni」）*（附註3）*	實益擁有人 受控制公司之權益	309,269,059 4,115,154	10.85%
主要股東以外之人士			
Darmex Holdings Limited（「Darmex」）*（附註3）*	實益擁有人	265,892,194	9.21%
Janus Capital Management LLC	投資經理	172,335,000	5.97%

本公司股本中之重大權益（續）

於本公司股份及相關股份之好倉（續）

附註：

1. 在KGL持有法團權益之1,444,678,887股股份，其中1,411,526,222股股份透過嘉里控股及受其控制公司持有，而33,152,665股股份透過KGL其他全資附屬公司持有。

2. 在嘉里控股持有法團權益之1,341,065,525股股份，其中1,315,302,308股股份透過其全資附屬公司持有；14,896,162股股份透過嘉里控股控制超過三分之一投票權之公司（上文所述之該等全資附屬公司除外）持有；而10,867,055股股份則透過本公司擁有73.61%權益之附屬公司Shangri-La Hotel Public Company Limited之全資附屬公司持有。

3. Caninco、Paruni及Darmex為嘉里控股之全資附屬公司。嘉里控股乃KGL之全資附屬公司，故此，Caninco、Paruni及Darmex擁有權益之股份亦包括在嘉里控股及KGL擁有權益之股份內。

除上文所述者外，於二零一零年六月三十日，本公司並無獲悉任何已登記於本公司根據證券及期貨條例第336條規定而須予存置之登記冊內之本公司股份及相關股份之權益及淡倉。

購買、出售或贖回本公司上市證券

截至二零一零年六月三十日止六個月內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

企業管治

本公司明白高透明度之企業管治及對股東負責之重要性。董事會相信，股東可從良好之企業管治中獲得最大利益。因此，本公司會繼續檢討其企業管治架構，以確保其符合一般公認慣例及準則。

期內，本公司已遵守香港上市規則附錄十四所載之企業管治常規守則之所有守則條文，惟郭孔演先生同時出任本公司主席兼首席執行官除外。本公司認為未有區分該兩項職務並無影響，理由是本公司執行董事Gregory Allan DOGAN先生亦為本公司之酒店管理附屬公司香格里拉國際飯店管理有限公司（「SLIM」）之總裁兼首席執行官，而該公司主要負責經營本集團資產。

自本公司二零零九年年報刊發日期以來，董事資料有下列變動：

1. 郭孔錀先生已獲委任為本公司審核委員會成員以代替何建源先生。

2. 何建源先生已辭任本公司審核委員會成員。

企業管治 *（續）*

3. Madhu Rama Chandra RAO先生不再擔任SLIM之首席執行官，並委任為SLIM之副主席兼本集團資產管理主管。此外，RAO先生已辭任本公司附屬公司Shangri-La Hotel Public Company Limited（於泰國證券交易所上市）之董事。

4. Timothy David DATTELS先生已辭任在新加坡證券交易所有限公司上市之Parkway Holdings Limited之董事。

董事之證券交易

董事會已採納香港上市規則附錄十所載之標準守則，作為本公司董事進行證券交易之守則（「證券交易守則」）。本公司已向全體董事作出特定查詢，而彼等確認於期內均已一直遵守證券交易守則所載之規定準則。

股東登記冊

本公司將於二零一零年九月二十七日（星期一）至二零一零年九月二十九日（星期三）（包括首尾兩天）之期間內，暫停辦理股份過戶登記，以確定股東收取中期股息的資格。如欲獲得派發之中期股息，所有股份過戶文件必須最遲於二零一零年九月二十四日（星期五）下午四時三十分前送達本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司辦理登記手續，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

代表董事會
主席
郭孔演

香港，二零一零年八月二十五日